24-10018

02039811

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-A

REGULATION A OFFERING STATEMENT UNDER THE SECURITIES ACT OF 1933

SEC MAIL RECEIVED PROCESSING
JUN 10 2002
WASH. D.C. 164 SECTION

NIGRO INTERNATIONAL, INC.

(Exact name of issuer as specified in its charter)

CALIFORNIA, U.S.A.

(State or other jurisdiction of incorporation or organization)

711 "A" STREET, HOLLISTER, CA 95023-4580 (831) 636-3205

(Address, including zip code, and telephone number, including area code of issuer's principal executive office)

711 "A" STREET, HOLLISTER, CA 95023-4580 (831) 636-3205

(Name, address, including zip code, and telephone number, including area code, of agent for service)

PROCESSED
JUN 17 2002
THOMSON FINANCIAL
P

Corporate #2034190	77-0466247
(Primary standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

The following delaying notation is optional, but see Rule 252(g) before omitting it:

This offering statement shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A.

GENERAL INSTRUCTIONS

I. Eligibility Requirements for Use of Form 1-A.

This form is to be used for securities offerings made pursuant to Regulation A, 17 CFR 230.251 *et seq*. Careful attention should be directed to the terms, conditions and requirements of the regulation, especially Rule 251, inasmuch as the exemption is not available to all issuers or to every type of securities transaction. Further, the aggregate offering amount of securities which may be sold in any 12 month period is strictly limited to $5 million.

II. Preparation and Filing of the Offering Statement.

An offering statement shall be prepared by all persons seeking exemption pursuant to the provisions of Regulation A. Parts I, II and III shall be addressed by all issuers. Part II of the form which relates to the content of the required offering circular provides several alternate formats depending upon the nature and/or business of the issuer; only one format needs to be followed and provided in the offering statement. General information regarding the preparation, format, content of, and where to file the offering statement is contained in Rule 252. Requirements relating to the offering circular are contained in Rules 253 and 255. The offering statement may be printed, mimeographed, lithographed, or typewritten or prepared by any similar process which will result in clearly legible copies.

III. Supplemental Information.

The following information shall be furnished to the Commission as supplemental information:

(1) A statement as to whether or not the amount of compensation to be allowed or paid to the underwriter has been cleared with the NASD.

(2) Any engineering, management or similar report referenced in the offering circular.

(3) Such other information as requested by the staff in support of statements, representations and other assertions contained in the offering statement.

1175560

PART I—NOTIFICATION

The information requested shall be provided in the order which follows specifying each item number; the text of each item as presented in this form may be omitted. All items shall be addressed and negative responses should be included.

ITEM 1. Significant Parties

List the full names and business and residential addresses, as applicable, for the following persons:

(a) the issuer's directors; John Nigro Jr., Yulie T. Nigro, *Daniel Escamilla (*to be appointed)

(b) the issuer's officers; John Nigro Jr., President/CEO; Yulie T. Nigro, Exec Admin Asst.

(c) the issuer's general partners; None

(d) record owners of 5 percent or more of any class of the issuer's equity securities; John Nigro Jr.

(e) beneficial owners of 5 percent or more of any class of the issuer's equity securities; John Nigro Jr.

(f) promoters of the issuer; John Nigro Jr., Yulie T. Nigro, Daniel Escamilla

(g) affiliates of the issuer; None

(h) counsel to the issuer with respect to the proposed offering; William Tiffany

(i) each underwriter with respect to the proposed offering; None

(j) the underwriter's directors; None -

(k) the underwriter's officers; None

(l) the underwriter's general partners; and None

(m) counsel to the underwriter. None

ITEM 2. Application of Rule 262

(a) State whether any of the persons identified in response to Item 1 are subject to any of the disqualification provisions set forth in Rule 262. *None

(b) If any such person is subject to these provisions, provide a full description including pertinent names, dates and other details, as well as whether or not an application has been made pursuant to Rule 262 for a waiver of such disqualification and whether or not such application has been granted or denied.* None

ITEM 3. Affiliate Sales

If any part of the proposed offering involves the resale of securities by affiliates of the issuer, confirm that the following description does not apply to the issuer* Does not apply - New Start-up Company

The issuer has not had a net income from operations of the character in which the issuer intends to engage for at least one of its last two fiscal years.

ITEM 4. Jurisdictions in Which Securities Are to be Offered

(a) List the jurisdiction in which the securities are to be offered by underwriters, dealers or salespersons.
* State of California, U.S.A.

(b) List the jurisdictions in which the securities are to be offered other than by underwriters, dealers or salesmen and state the method by which such securities are to be offered. *State of California, U.S.A.;
Methods: Selected Stock Brokerage Forms; CV Partners Inc.; ACE.net

ITEM 5. Unregistered Securities Issued or Sold Within One Year

(a) As to any unregistered securities issued by the issuer or any of its predecessors or affiliated issuers within one year prior to the filing of this Form 1-A, state:

(1) the name of such issuer;* NIGRO INTERNATIONAL INC.

(2) the title and amount of securities issued; * Common Stock @ $10.00/sh (Amount undetermined)

(3) the aggregate offering price or other consideration for which they were issued and basis for computing the amount thereof; *$10.00/sh

(4) the names and identities of the persons to whom the securities were issued. * Rudy Luna; Carl & Carol Lindgren; Daniel & Carla Escamilla; Norberto DeVargas; Carlos Escamilla; Daniel DeShazer

(b) As to any unregistered securities of the issuer or any of its predecessors or affiliated issuers which were sold within one year prior to the filing of this Form 1-A by or for the account of any person who at the time was a director, officer, promoter or principal security holder of the issuer of such securities, or was an underwriter of any securities of such issuer, furnish the information specified in subsections (1) through (4) of paragraph (a). *N/A

(c) Indicate the section of the Securities Act or Commission rule or regulation relied upon forexemption from the registration requirements of such Act and state briefly the facts relied upon for such exemption.* Reg A

ITEM 6. Other Present or Proposed Offerings

State whether or not the issuer or any of its affiliates is currently offering or contemplating the offering ofany securities in addition to those covered by this Form 1-A. If so, describe fully the present or proposed offering. * None

ITEM 7. Marketing Arrangements

(a) Briefly describe any arrangement known to the issuer or to any person named in response to Item 1 above or to any selling securityholder in the offering covered by this Form 1-A for any of the following purposes:

(1) To limit or restrict the sale of other securities of the same class as those to be offered for the period of distribution; *Reg A - Marketing ACE.Net- CV Partners Inc

(2) To stabilize the market for any of the securities to be offered; * N/A

(3) For withholding commissions, or otherwise to hold each underwriter or dealer responsible for the distribution of its participation. * N/A

(b) Identify any underwriter that intends to confirm sales to any accounts over which it exercises discretionary authority and include an estimate of the amount of securities so intended to be confirmed. *None

ITEM 8. Relationship with Issuer of Experts Named in Offering Statement

If any expert named in the offering statement as having prepared or certified any part thereof was employed for such purpose on a contingent basis or, at the time of such preparation or certification or at any time thereafter, had a material interest in the issuer or any of its parents or subsidiaries or was connected with the issuer or any of its subsidiaries as a promoter, underwriter, voting trustee, director, officer or employee furnish a brief statement of the nature of such contingent basis, interest or connection. * None

ITEM 9. Use of a Solicitation of Interest Document.

Indicate whether or not a publication authorized by Rule 254 was used prior to the filing of this notification. If so, indicate the date(s) of publication and of the last communication with prospective purchasers.

* None

PART II—OFFERING CIRCULAR

Financial Statement requirements, regardless of the applicable disclosure model, are specified in Part F/S of this Form 1-A.

The Commission encourages the use of management's projections of future economic performance that have a reasonable basis and are presented in an appropriate format. See Rule 175, 17 CFR 230.175.

The narrative disclosure contents of offering circulars are specified as follows:

A: For all corporate issuers — the information required by Model A of this Part II of Form 1-A.

B: For all other issuers and for any issuer that so chooses — the information required by either Part I of Form SB-2, 17 CFR 239.29, except for the financial statements called for there, or Model B of this Part II of Form 1-A. Offering circulars prepared pursuant to this instruction need not follow the order of the items or other requirements of the disclosure form. Such information shall not, however, be set forth in such a fashion as to obscure any of the required information or any information necessary to keep the required information from being incomplete or misleading. Information requested to be presented in a specified tabular format shall be given in substantially the tabular form specified in the item.

*

OFFERING CIRCULAR MODEL A.

GENERAL INSTRUCTIONS:

Each question in each paragraph of this part shall be responded to; and each question and any notes, but not any instructions thereto, shall be restated in its entirety. If the question or series of questions is inapplicable, so state. If the space provided in the format is insufficient, additional space should be created by cutting and pasting the format to add more lines.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may have liability to investors. The selling agents should exercise appropriate diligence to determine that no such inaccuracy or incompleteness has occurred, or they may be liable.

COVER PAGE

NIGRO INTERNATIONAL, INC.

(Exact name of Company as set forth in Charter)

Type of securities offered: Common Stock
Maximum number of securities offered: 47,500,000 shares
Minimum number of securities offered: 100 shares
Price per security: $ 10.00
Total proceeds: If maximum sold: $475,000,000.00 If minimum sold: $ 1,000.00
(See Questions 9 and 10)

Is a commissioned selling agent selling the securities in this offering? [ ] Yes [X] No

If yes, what percent is commission of price to public? N/A %

Is there other compensation to selling agent(s)? [ ] Yes [X] No

Is there a finder's fee or similar payment to any person? [ ] Yes [X] No (See Question No. 22)

Is there an escrow of proceeds until minimum is obtained? [ ] Yes [X] No (See Question No. 26)

Is this offering limited to members of a special group, such as employees of the Company or individuals? [ ] Yes [X] No (See Question No. 25)

Is transfer of the securities restricted? [ ] Yes [X] No (See Question No. 25)

INVESTMENT IN SMALL BUSINESSES INVOLVES A HIGH DEGREE OF RISK, AND INVESTORS SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS THEY CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. SEE QUESTION NO. 2 FOR THE RISK FACTORS THAT MANAGEMENT BELIEVES PRESENT THE MOST SUBSTANTIAL RISKS TO AN INVESTOR IN THIS OFFERING.

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THE U.S. SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR SELLING LITERATURE. THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION.

This Company:

- [ ] Has never conducted operations.
- [X] Is in the development stage.
- [ ] Is currently conducting operations.
- [ ] Has shown a profit in the last fiscal year.
- [ ] Other (Specify):

(Check at least one, as appropriate)

This offering has been registered for offer and sale in the following states: (Only California, U.S.A.)

State	*State File No.*	*Effective Date*
N/A		
N/A		
N/A		

INSTRUCTION: The Cover Page of the Offering Circular is a summary of certain essential information and should be kept on one page if at all possible. For purposes of characterizing the Company on the cover page, the term "development stage" has the same meaning as that set forth in Statement of Financial Accounting Standards No. 7 (June 1, 1975).

TABLE OF CONTENTS

THIS OFFERING CIRCULAR CONTAINS ALL OF THE REPRESENTATIONS BY THE COMPANY CONCERNING THIS OFFERING, AND NO PERSON SHALL MAKE DIFFERENT OR BROADER STATEMENTS THAN THOSE CONTAINED HEREIN. INVESTORS ARE CAUTIONED NOT TO RELY UPON ANY INFORMATION NOT EXPRESSLY SET FORTH IN THIS OFFERING CIRCULAR.

This Offering Circular, together with Financial Statements and other Attachments, consists of a total of ______ pages.

THE COMPANY

1. Exact corporate name: NIGRO INTERNATIONAL, INC.

State and date of incorporation: CALIFORNIA, AUG. 27, 1997

Street address of principal office: 711 "A" Street, Hollister, CA 95023

Company Telephone Number: (831) 636-3205

Fiscal year: JAN (month) 01 (day)

Person(s) to contact at Company with respect to offering:

JOHN NIGRO, JR., YULIE T. NIGRO

Telephone Number (if different from above): ( ) ____________

RISK FACTORS

2. ~~List in the order of importance~~ the factors which the Company considers to be the most substantial risks to an investor in this offering in view of all facts and circumstances or which otherwise make the offering one of high risk or speculative (i. e., those factors which constitute the greatest threat that the investment will be lost in whole or in part, or not provide an adequate return).

(1) New Company Start-up Operation with No History of Operations.

(2) Management is experienced in the Industry.

(3) New Prototype Product on Market is a Low Risk investments. Prototype is built and Tested.

~~(4)~~

(4) ~~(5)~~ Cash Flow starts in Third Year of Operations.

(6)

(7)

(8)

(9)

(10)

(11)

(12)

(13)

(14)

(15)

(16)

Note: In addition to the above risks, businesses are often subject to risks not foreseen or fully appreciated by management. In reviewing this Offering Circular potential investors should keep in mind other possible risks that could be important.

INSTRUCTION: The Company should avoid generalized statements and include only those factors which are unique to the Company. No specific number of risk factors is required to be identified. If more than 16 significant risk factors exist, add additional lines and number as appropriate. Risk factors may be due to such matters as cash flow and liquidity problems, inexperience of management in managing a business in the particular industry, dependence of the Company on an unproven product, absence of an existing market for the product (even though management may believe a need exists), absence of an operating history of the Company, absence of profitable operations in recent periods, an erratic financial history, the financial position of the Company, the nature of the business in which the Company is engaged or proposes to engage, conflicts of interest with management, arbitrary establishment of offering price, reliance on the efforts of a single individual, or absence of a trading market if a trading market is not expected to develop. Cross references should be made to the Questions wheredetails of the risks are described.

BUSINESS AND PROPERTIES

3. With respect to the business of the Company and its properties: * Please refer to enclosed Page 1 for answer on questions A thru H

(a) Describe in detail *what* business the Company does and proposes to do, including what product or goods are or will be produced or services that are or will be rendered.

(b) Describe *how* these products or services are to be produced or rendered and how and when the Company intends to carry out its activities. If the Company plans to offer a new product(s), state the present stage of development including whether or not a working prototype(s) is in existence. Indicate if completion of development of the product would require a material amount of the resources of the Company, and the estimated amount. If the Company is or is expected to be dependent upon one or a limited number of suppliers for essential raw materials, energy or other items, describe. Describe any major existing supply contracts.

(c) Describe the industry in which the Company is selling or expects to sell its products or services and, where applicable, any recognized trends within that industry. Describe that part of the industry and the geographic area in which the business competes or will compete.

Indicate whether competition is or is expected to be by price, service, or other basis. Indicate (by attached table if appropriate) the current or anticipated prices or price ranges for the Company's products or services, or the formula for determining prices, and how these prices compare with those of competitors' products or services, including a description of any variations in product or service features. Name the principal competitors that the Company has or expects to have in its area of competition. Indicate the relative size and financial and market strengths of the Company's competitors in the area of competition in which the Company is or will be operating. State why the Company believes it can effectively compete with these and other companies in its area of competition.

Note: Because this Offering Circular focuses primarily on details concerning the Company rather than the industry in which the Company operates or will operate, potential investors may wish to conduct their own separate investigation of the Company's industry to obtain broader insight in assessing the Company's prospects.

(d) Describe specifically the marketing strategies the Company is employing or will employ in penetrating its market or in developing a new market. Set forth in response to Question 4 below the timing and size of the results of this effort which will be necessary in order for the Company to be profitable. Indicate how and by whom its products or services are or will be marketed (such as by advertising, personal contact by sales representatives, etc.), how its marketing structure operates or will operate and the basis of its marketing approach, including any market studies. Name any customers that account for, or based upon existing orders will account for a major portion (20% or more) of the Company's sales. Describe any major existing sales contracts.

(e) State the backlog of written firm orders for products and/or services as of a recent date (within the last 90 days) and compare it with the backlog of a year ago from that date.

As of ____/____/____ $________
(a recent date)

As of ____/____/____ $________
(one year earlier)

Explain the reason for significant variations between the two figures, if any. Indicate what types and amounts of orders are included in the backlog figures. State the size of typical orders. If the Company's sales are seasonal or cyclical, explain.

(f) State the number of the Company's present employees and the number of employees it anticipates it will have within the next 12 months. Also, indicate the number by type of employee (i.e., clerical, operations, administrative, etc.) the Company will use, whether or not any of them are subject to collective bargaining agreements, and the expiration date(s) of any collective bargaining agreement(s). If the Company's employees are on strike, or have been in the past three years, or are threatening to strike, describe the dispute. Indicate any supplemental benefits or incentive arrangements the Company has or will have with its employees.

(g) Describe generally the principal properties (such as real estate, plant and equipment, patents, etc.) that the Company owns, indicating also what properties it leases and a summary of the terms under those leases, including the amount of payments, expiration dates and the terms of any renewal options. Indicate what properties the Company intends to acquire in the immediate future, the cost of such acquisitions and the sources of financing it expects to use in obtaining these properties, whether by purchase, lease or otherwise.

(h) Indicate the extent to which the Company's operations depend or are expected to depend upon patents, copyrights, trade secrets, know-how or other proprietary information and the steps undertaken to secure and protect this intellectual property, including any use of confidentiality agreements, covenants-not-to-compete and the like. Summarize the principal terms and expiration dates of any significant license agreements. Indicate the amounts expended by the Company for research and development during the last fiscal year, the amount expected to be spent this year and what percentage of revenues research and development expenditures were for the last fiscal year.

(i) **If the Company's business, products, or properties are subject to material regulation (including environmental regulation) by federal, state, or local governmental agencies, indicate the nature and extent of regulation and its effects or potential effects upon the Company.** * N/A

(j) **State the names of any subsidiaries of the Company, their business purposes and ownership, and indicate which are included in the Financial Statements attached hereto. If not included, or if included but not consolidated, please explain.** * No Subsidiaries

(k) **Summarize the material events in the development of the Company (including any material mergers or acquisitions) during the past five years, or for whatever lesser period the Company has been in existence. Discuss any pending or anticipated mergers, acquisitions, spin-offs or recapitalizations. If the Company has recently undergone a stock split, stock dividend or recapitalization in anticipation of this offering, describe (and adjust historical per share figures elsewhere in this Offering Circular accordingly).** * N/A

4. (a) **If the Company was not profitable during its last fiscal year, list below in chronological order the events which in management's opinion must or should occur or the milestones which in management's opinion the Company must or should reach in order for the Company to become profitable, and indicate the expected manner of occurrence or the expected method by which the Company will achieve the milestones.** * New Start-up Company Operation - No Cash Flow. Anticipated to begin in three years.

	Event or Milestone	Expected manner of occurrence or method of achievement	Date or number of months after receipt of proceeds when should be accomplished
(1)			* First Year Milestone - Set-up Company Operation
(2)			* Second Year Milestone - Produce Products
(3)			* Third Year Milestone - Installation of New Product and Beginning of Cash Flow.
(4)			
(5)			

(b) State the probable consequences to the Company of delays in achieving each of ~~the~~ events or milestones within the above time schedule, and particularly the effect of any delays upon the Company's liquidity in view of the Company's then anticipated level of operating costs. (See Question Nos. 11 and 12) * N/A

Note: After reviewing the nature and timing of each event or milestone, potential investors should reflect upon whether achievement of each within the estimated time frame is realistic and should assess the consequences of delays or failure of achievement in making an investment decision.

INSTRUCTION: The inquiries under Business and Properties elicit information concerning the nature of the business of the Company and its properties. Make clear what aspects of the business are presently in operation and what aspects are planned to be in operation in the future. The description of principal properties should provide information which will reasonably inform investors as to the suitability, adequacy, productive capacity and extent of utilization of the facilities used in the enterprise. Detailed descriptions of the physical characteristics of the individual properties or legal descriptions by metes and bounds are not required and should not be given.

As to Question 4, if more than five events or milestones exist, add additional lines as necessary. A "milestone" is a significant point in the Company's development or an obstacle which the Company must overcome in order to become profitable.

OFFERING PRICE FACTORS

If the securities offered are common stock, or are exercisable for or convertible into common stock, the following factors may be relevant to the price at which the securities are being offered.

* No Earning - New Start-up Company - Par Value @ $10.00/sh

5. What were net, after-tax earnings for the last fiscal year? (If losses, show in parenthesis.)

   Total $____________ ($____________ per share)

6. If the Company had profits, show offering price as a multiple of earnings. Adjust to reflect for any stock splits or recapitalizations, and use conversion or exercise price in lieu of offering price, if applicable.

   * N/A - New Company

   Offering Price Per Share / Net After-Tax Earnings Last Year Per Share = ____________ (price/earnings multiple)

7. (a) What is the net tangible book value of the Company? (If deficit, show in parenthesis.) For this purpose, net tangible book value means total assets (exclusive of copyrights, patents, goodwill, research and development costs and similar intangible items) minus total liabilities. * N/A - New Company

   $____________ ($____________ per share)

   If the net tangible book value per share is substantially less than this offering (or exercise or conversion) price per share, explain the reasons for the variation.

   (b) State the dates on which the Company sold or otherwise issued securities during the last 12 months, the amount of such securities sold, the number of persons to whom they were sold, and relationship of such persons to the Company at the time of sale, the price at which they were sold and, if not sold for cash, a concise description of the consideration. (Exclude bank debt.) *Please refer to the enclosed Page 2

8. (a) What percentage of the outstanding shares of the Company will the investors in this offering have? Assume exercise of outstanding options, warrants or rights and conversion of convertible securities, if the respective exercise or conversion prices are at or less than the offering price. Also assume exercise of any options, warrants or rights and conversions of any convertible securities offered in this offering.) *Please refer to the enclosed Page 2

   If the maximum is sold: _____%
   If the minimum is sold: _____%

   (b) What post-offering value is management implicitly attributing to the entire Company by establishing the price per security set forth on the cover page (or exercise or conversion price if common stock is not offered)? (Total outstanding shares after offering times offering price, or exercise or conversion price if common stock is not offered.) *N/A

   If the maximum is sold: _____ *
   If the minimum is sold: _____ *

* These values assume that the Company's capital structure would be changed to reflect any conversions of outstanding convertible securities and any use of outstanding securities as payment in the exercise of outstanding options, warrants or rights included in the calculation. The type and amount of convertible or other securities thus eliminated would be: ______________ These values also assume an increase in cash in the Company by the amount of any cash payments that would be made upon cash exercise of options, warrants or rights included in the calculations. The amount of such cash would be: $______

(For above purposes, assume outstanding options are exercised in determining "shares" if the exercise prices are at or less than the offering price. All convertible securities, including outstanding convertible securities, shall be assumed converted and any options, warrants or rights in this offering shall be assumed exercised.)

Note: After reviewing the above, potential investors should consider whether or not the offering price (or exercise or conversion price, if applicable) for the securities is appropriate at the present stage of the Company's development.

INSTRUCTION: Financial information in response to Questions 5, 6 and 7 should be consistent with the Financial Statements. Earnings per share for purposes of Question 5 should be calculated by dividing earnings for the last fiscal year by the weighted average of outstanding shares during that year. No calculations should be shown for periods of less than one year or if earnings are negative or nominal. For purposes of Question 8, the "offering price" of any options, warrants or rights or convertible securities in the offering is the respective exercise or conversion price.

USE OF PROCEEDS

9. (a) The following table sets forth the use of the proceeds from this offering:

	If Minimum Sold Amount %	If Maximum Sold Amount %
Total Proceeds	$	$ 5,000,000.00
Less: Offering Expenses	100%	$100%
-Commissions & Finders Fees		
Legal & Accounting		10,000.00
Copying & Advertising		5,000.00
Other (Specify):		
Net Proceeds from Offering		
Use of Net Proceeds		
1) Manufacturing Building...		
2) Capital Equipment	$	$ 4,985,000.00
3) Materials		
4) Labor		
5) Working Capital		
	$	$
		1) 900,000.00
		2) 1,550,000.00
Total Use of Net Proceeds		3) 1,050,000.00
		4) 550,000.00
		5) 935,000.00
	$	$ 5,000,000.00
	100%	100%

(b) If there is no minimum amount of proceeds that must be raised before the Company may use the proceeds of the offering, describe the order of priority in which the proceeds set forth above in the column "If Maximum Sold" will be used. * N/A

Note: After reviewing the portion of the offering allocated to the payment of offering expenses, and to the immediate payment to management and promoters of any fees, reimbursements, past salaries or similar payments, a potential investor should consider whether the remaining portion of his investment, which would be that part available for future development of the Company's business and operations, would be adequate.

10. (a) ~~If material amounts of funds~~ from sources other than ~~this offering are~~ to be used in conjunction with the proceeds from this offering, state the amounts and sources of such other funds, and whether funds are firm or contingent. If contingent, explain. * Please refer to the enclosed Page 2

(b) If any material part of the proceeds is to be used to discharge indebtedness, describe the terms of such indebtedness. including interest rates. If the indebtedness to be discharged was incurred within the current or previous fiscal year. describe the use of proceeds of such indebtedness. * None

(c) If any material amount of proceeds is to be used to acquire assets, other than in the ordinary course of business. briefly describe and state the cost of the assets and other material terms of the acquisitions. If the assets are to be acquired from officers, directors, employees or principal stockholders of the Company or their associates, give the names of the persons from whom the assets are to be acquired and set forth the cost to the Company, the method followed in determining the cost, and any profit to such persons. * No

(d) If any amount of the proceeds is to be used to reimburse any officer, director, employee or stockholder for services already rendered, assets previously transferred, or monies loaned or advanced, or otherwise, explain: * No

11. Indicate whether the Company is having or anticipates having within the next 12 months any cash flow or liquidity problems and whether or not it is in default or in breach of any note, loan, lease or other indebtedness or financing arrangement requiring the Company to make payments. Indicate if a significant amount of the Company's trade payables have not been paid within the stated trade term. State whether the Company is subject to any unsatisfied judgments, liens or settlement obligations and the amounts thereof. Indicate the Company's plans to resolve any such problems. * None

12. Indicate whether proceeds from this offering will satisfy the Company's cash requirements for the next 12 months, and whether it will be necessary to raise additional funds. State the source of additional funds, if known.
* Please refer to the enclosed Page 2

INSTRUCTION: Use of net proceeds should be stated with a high degree of specificity. Suggested (but not mandatory) categories are: leases, rent, utilities, payroll (by position or type), purchase or lease of specific items of equipment or inventory, payment of notes, accounts payable, etc., marketing or advertising costs, taxes, consulting fees, permits, professional fees, insurance and supplies. Categories will vary depending on the Company's plans. Use of footnotes or other explanation is recommended where appropriate. Footnotes should be used to indicate those items of offering expenses that are estimates. Set forth in separate categories all payments which will be made immediately to the Company's executive officers, directors and promoters, indicating by footnote that these payments will be so made to such persons. If a substantial amount is allocated to working capital, set forth separate sub-categories for use of the funds in the Company's business.

If any substantial portion of the proceeds has not been allocated for particular purposes, a statement to that effect as one of the Use of Net Proceeds categories should be included together with a statement of the amount of proceeds not so allocated and a footnote explaining how the Company expects to employ such funds not so allocated.

CAPITALIZATION

13. *Indicate the capitalization of the Company as of the most recent balance sheet date (adjusted to reflect any subsequent stock splits, stock dividends, recapitalizations or refinancings) and as adjusted to reflect the sale of the minimum and maximum amount of securities in this offering and the use of the net proceeds therefrom:*

* Does not apply - New Start-up Company

	Amount Outstanding		
	As of:	As Adjusted	
	/ / (date)	Minimum	Maximum
Debt:			
Short-term debt (average interest rate __%)	$______	$______	$______
Long-term debt (average interest rate __%)	$______	$______	$______
Total debt	$______	$______	$______
Stockholders equity (deficit):			
Preferred stock — par or stated value (by class of preferred in order of preferences)			
____________	$______	$______	$______
____________	$______	$______	$______
____________	$______	$______	$______
Common stock — par or stated value	$______	$______	$______
Additional paid in capital	$______	$______	$______
Retained earnings (deficit)	$______	$______	$______
Total stockholders equity (deficit)	$______	$______	$______
Total Capitalization	$______	$______	$______
____________	$______	$______	$______

Number of preferred shares authorized to be outstanding:

Number of Class of Preferred	Par Value Shares Authorized	Per Share
______	______	$______
______	______	$______
______	______	$______

Number of common shares authorized:_______ shares. Par or stated value per share, if any: $_______

Number of common shares reserved to meet conversion requirements or for the issuance upon exercise of options, warrants or rights:_______ shares.

INSTRUCTION: Capitalization should be shown as of a date no earlier than that of the most recent Financial Statements provided pursuant to Question 46. If the Company has mandatory redeemable preferred stock, include the amount thereof in "long term debt" and so indicate by footnote to that category in the capitalization table.

DESCRIPTION OF SECURITIES

14. The securities being offered hereby are:

[X] Common Stock
[ ] Preferred or Preference Stock
[ ] Notes or Debentures
[ ] Units of two or more types of securities composed of: ______
[ ] Other: ______

15. These securities have:

Yes	No	
[ ]	[X]	Cumulative voting rights
[ ]	[X]	Other special voting rights
[X]	[ ]	Preemptive rights to purchase in new issues of shares
[X]	[ ]	Preference as to dividends or interest
[X]	[ ]	Preference upon liquidation
[ ]	[X]	Other special rights or preferences (specify): ______

Explain:

16. Are the securities convertible? [ ] Yes [X] No
If so, state conversion price or formula.
Date when conversion becomes effective: ___/___/___
Date when conversion expires: ___/___/___

17. (a) If securities are notes or other types of debt securities: N/A

(1) What is the interest rate? ______%
If interest rate is variable or multiple rates, describe: ______

(2) What is the maturity date? ___/___/___
If serial maturity dates, describe: ______

(3) Is there a mandatory sinking fund? [ ] Yes [ ] No
Describe: ______

(4) Is there a trust indenture? [ ] Yes [ ] No
Name, address and telephone number of Trustee

(5) Are the securities callable or subject to redemption? [ ] Yes [ ] No
Describe, including redemption prices: ______

(6) Are the securities collateralized by real or personal property? [ ] Yes [ ] No Describe: ______

(7) If these securities are subordinated in right of payment of interest or principal, explain the terms of such subordination.

How much currently outstanding indebtedness of the Company is senior to the securities in right of payment of interest or principal? $______

How much indebtedness shares in right of payment on an equivalent (pari passu) basis? $______

How much indebtedness is junior (subordinated) to the securities? $ ______

(b) If notes or other types of debt securities are being offered and the Company had earnings during its last fiscal year, show the ratio of earnings to fixed charges on an actual and pro forma basis for that fiscal year. "Earnings" means pretax income from continuing operations plus fixed charges and capitalized interest. "Fixed charges" means interest (including capitalized interest), amortization of debt discount, premium and expense, preferred stock dividend requirements of majority owned subsidiary, and such portion of rental expense as can be demonstrated to be representative of the interest factor in the particular case. The pro forma ratio of earnings to fixed charges should include incremental interest expense as a result of the offering of the notes or other debt securities.

* N/A

	Last Fiscal Year		
	Actual	**Pro Forma**	
		Minimum	**Maximum**
"Earnings" / "Fixed Charges" =	________	________	________
If no earnings show "Fixed Charges" only	________	________	________

Note: Care should be exercised in interpreting the significance of the ratio of earnings to fixed charges as a measure of the "coverage" of debt service, as the existence of earnings does not necessarily mean that the Company's liquidity at any given time will permit payment of debt service requirements to be timely made. See Question Nos. 11 and 12. See also the Financial Statements and especially the Statement of Cash Flows.

18. If securities are Preference or Preferred stock: * NO

Are unpaid dividends cumulative? [ ] Yes [ ] No
Are securities callable? [ ] Yes [ ] No
Explain:

Note: Attach to this Offering Circular copies or a summary of the charter, bylaw or contractual provision or document that gives rise to the rights of holders of Preferred or Preference Stock, notes or other securities being offered.

19. If securities are capital stock of any type, indicate restrictions on dividends under loan or other financing arrangements or otherwise: * N/A

20. Current amount of assets available for payment of dividends if deficit must be first made up, show deficit in parenthesis): $ __________ *N/A

PLAN OF DISTRIBUTION

21. The selling agents (that is, the persons selling the securities as agent for the Company for a commission or other compensation) in this offering are: * Undetermined at this time.

Name:	______________	Name:	______________
Address:	______________	Address:	______________
	______________		______________
Telephone No.:	( ) ______________	Telephone No.:	( ) ______________

22. Describe any compensation to selling agents or finders, including cash, securities, contracts or other consideration, in addition to the cash commission set forth as a percent of the offering price on the cover page of this Offering Circular. Also indicate whether the Company will indemnify the selling agents or finders against liabilities under the securities laws. ("Finders" are persons who for compensation act as intermediaries in obtaining selling agents or otherwise making introductions in furtherance of this offering.) * NONE AT THIS TIME

23. Describe any material relationships between any of the selling agents or finders and the Company or its management
* NONE

Note: After reviewing the amount of compensation to the selling agents or finders for selling the securities, and the nature of any relationship between the selling agents or finders and the Company, a potential investor should assess the extent to which it may be inappropriate to rely upon any recommendation by the selling agents or finders to buy the securities.

24. If this offering is not being made through selling agents, the names of persons at the Company through which this offering is being made: *Selling Agents undetermined at this time.

Name:	John Nigro Jr.	Name:	Yulie T. Nigro
Address:	711 "A" Street	Address:	711 "A" Street
	Hollister, CA 95023		Hollister, CA 95023
Telephone No.:	(831) 636-3205	Telephone No.:	(831) 636-3205

25. If this offering is limited to a special group, such as employees of the Company, or is limited to a certain number of individuals (as required to qualify under Subchapter S of the Internal Revenue Code) or is subject to any other limitations, describe the limitations and any restrictions on resale that apply:

Will the certificates bear a legend notifying holders of such restrictions? [ ] Yes [X] No

26. (a) Name, address and telephone number of independent bank or savings and loan association or other similar depository institution acting as escrow agent if proceeds are escrowed until minimum proceeds are raised:
*NONE

(b) Date at which funds will be returned by escrow agent if minimum proceeds are not raised:

Will interest on proceeds during escrow period be paid to investors? [ ] Yes [ ] No

27. Explain the nature of any resale restrictions on presently outstanding shares, and when those restrictions will terminate, if this can be determined: * No resale restriction on presently outstanding shares. Prefer shares be bought back by Company.

Note: Equity investors should be aware that unless the Company is able to complete a further public offering or the Company is able to be sold for cash or merged with a public company that their investment in the Company may be illiquid indefinitely.

DIVIDENDS, DISTRIBUTIONS AND REDEMPTIONS

28. If the Company has within the last five years paid dividends, made distributions upon its stock or redeemed any securities, explain how much and when:
* No Dividend, Distribution, & Redemption as of yet. New Start-up Company Operation.

OFFICERS AND KEY PERSONNEL OF THE COMPANY

29. Chief Executive Officer: Title: PRESIDENT/CEO

Name: JOHN NIGRO JR. Age: 55

Office Street Address: 711 "A" Street, Hollister, CA 95023

Telephone No.: (831) 636-3205

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities.
Nigro International, Inc., President & CEO

Education (degrees, schools, and dates):

Also a Director of the Company [X] Yes [ ] No

Indicate amount of time to be spent on Company matters if less than full time: Full Time +

30. Chief Operating Officer: Title:

Name: NONE AT PRESENT TIME Age:

Office Street Address: Telephone No.: ( )

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

Education (degrees, schools, and dates):

Also a Director of the Company [ ] Yes [ ] No

Indicate amount of time to be spent on Company matters if less than full time:

31. **Chief Financial Officer:** **Title:** CORPORATE TREASURER

Name: JOHN NIGRO JR. **Age:** 55

Office Street Address: 711 "A" Street, Hollister, CA 95023 U.S.A. **Telephone No.:** ( )(831) 636-3205

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities Nigro International Inc.

Education (degrees, schools, and dates):

Also a Director of the Company [X] Yes [ ] No

Indicate amount of time to be spent on Company matters if less than full time:

32. **Other Key Personnel:**

(A) **Name:** YULIE T. NIGRO (CORPORATE SECRETARY) **Age:** 50

Title: EXECUTIVE ADMINISTRATIVE ASSISTANT

Office Street Address: 711 "A" Street, Hollister, CA 95023 U.S.A. **Telephone No.:** (831) 636-3205

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities. Nigro International Inc.

Education (degrees, schools, and dates):

Also a Director of the Company [X] Yes [ ] No

Indicate amount of time to be spent on Company matters if less than full time:

(B) **Name:** DANIEL ESCAMILLA **Age:** 23

Title: VICE-PRESIDENT

Office Street Address: 711 "A" Street, Hollister, CA 95023 U.S.A. **Telephone No.:** (831) 636-3205

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities. Nigro International Inc.

Education (degrees, schools, and dates):

Also a Director of the Company [X] Yes [ ] No (To be Appointed)

Indicate amount of time to be spent on Company matters if less than full time:

INSTRUCTION: The term "Chief Executive Officer" means the officer of the Company who has been delegated final authority by the board of directors to direct all aspects of the Company's affairs. The term "Chief Operating Officer" means the officer in charge of the actual day-to-day operations of the Company's business. The term "Chief Financial Officer" means the officer having accounting skills who is primarily in charge of assuring that the Company's financial books and records are properly kept and maintained and financial statements prepared.

The term "key personnel" means persons such as vice presidents, production managers, sales managers, or research scientists and similar persons, who are not included above, but who make or are expected to make significant contributions to the business of the Company, whether as employees, independent contractors, consultants or otherwise.

DIRECTORS OF THE COMPANY

33. Number of Directors: 3 If Directors are not elected annually, or are elected under a voting trust or other arrangement, explain:

34. Information concerning outside or other Directors (i.e. those not described above):

(A) Name: JOHN NIGRO JR. Age: 55

Title: CHAIRMAN

Office Street Address: 711 "A" Street, Hollister, CA 95023 U.S.A. Telephone No.: (831) 636-3205

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities. Nigro International Inc.

Education (degrees, schools, and dates):

(B) Name: YULIE T. NIGRO Age: 50

Title: DIRECTOR

Office Street Address: 711 "A" Street, Hollister, CA 95023 U.S.A. Telephone No.: (831) 636-3205

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities. Nigro International Inc.

Education (degrees, schools, and dates):

(C) Name: DANIEL ESCAMILLA Age: 23

Title: VICE PRESIDENT

Office Street Address: 711 "A" Street, Hollister, CA 95023 U.S.A. Telephone No.: (831) 636-3205

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities. Nigro International Inc.

Education (degrees, schools, and dates):

35. (a) Have any of the Officers or Directors ever worked for or managed a company (including a separate subsidiary or division of a larger enterprise) in the same business as the Company?
[X] Yes [ ] No Explain:

(b) If any of the Officers, Directors or other key personnel have ever worked for or managed a company in the same business or industry as the Company or in a related business or industry, describe what precautions, if any, (including the obtaining of releases or consents from prior employers) have been taken to preclude claims by prior employers for conversion or theft of trade secrets, know-how or other proprietary information.
*None - Does Not Apply

(c) If the Company has never conducted operations or is otherwise in the development stage, indicate whether any of the Officers or Directors has ever managed any other company in the start-up or development stage and describe the circumstances, including relevant dates. *Yes - 1978 - New Business Start-up, John Nigro Jr., Owner, 'The Princeton Inn Restaurant', Half Moon Bay, California

(d) If any of the Company's key personnel are not employees but are consultants or other independent contractors, state the details of their engagement by the Company. *No

(e) If the Company has key man life insurance policies on any of its Officers, Directors or key personnel, explain, including the names of the persons insured, the amount of insurance, whether the insurance proceeds are payable to the Company and whether there are arrangements that require the proceeds to be used to redeem securities or pay benefits to the estate of the insured person or a surviving spouse. *None-New Company Operation

36. If a petition under the Bankruptcy Act or any State insolvency law was filed by or against the Company or its Officers, Directors or other key personnel, or a receiver, fiscal agent or similar officer was appointed by a court for the business or property of any such persons, or any partnership in which any of such persons was a general partner at or within the past five years, or any corporation or business association of which any such person was an executive officer at or within the past five years, set forth below the name of such persons, and the nature and date of such actions. *No

Note: After reviewing the information concerning the background of the Company's Officers, Directors and other key personnel, potential investors should consider whether or not these persons have adequate background and experience to develop and operate this Company and to make it successful. In this regard, the experience and ability of management are often considered the most significant factors in the success of a business.

PRINCIPAL STOCKHOLDERS

37. Principal owners of the Company (those who beneficially own directly or indirectly 10% or more of the common and preferred stock presently outstanding) starting with the largest common stockholder. Include separately all common stock issuable upon conversion of convertible securities (identifying them by asterisk) and show average price per share as if conversion has occurred. Indicate by footnote if the price paid was for a consideration other than cash and the nature of any such consideration.

Class of Shares	Average Price Per Share	No. of Shares Now Held	% of Total	No. of Shares After Offering if All Securities Sold	% of Total
Name: John Nigro Jr.					
Common Stock	$10.00/sh	51,000,000	51%	47,425,400	47%

Office Street Address:
711 "A" Street
Hollister,
CA 95023

Telephone No. (831)- 636-3205

Principal occupation: President/Owner

38. Number of shares beneficially owned by Officers and Directors as a group:
Before offering: 52,574,600 shares (53 % of total outstanding)
After offering: a) Assuming minimum securities sold: 500K shares (1/2 % of total outstanding)
b) Assuming maximum securities sold: 500K shares (1/2 % of total outstanding)
(Assume all options exercised and all convertible securities converted.)

INSTRUCTION: If shares are held by family members, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the shares (or share in such direction or control — as, for example a co-trustee) they should be included as being "beneficially owned." An explanation of these circumstances should be set forth in a footnote to the "Number of Shares Now Held."

MANAGEMENT RELATIONSHIPS, TRANSACTIONS AND REMUNERATION

39. (a) If any of the Officers, Directors, key personnel or principal stockholders are related by blood or marriage, please describe. *Please refer to the enclosed Page 2

(b) If the Company has made loans to or is doing business with any of its Officers, Directors, key personnel or 10% stockholders, or any of their relatives (or any entity controlled directly or indirectly by any such persons) within the last two years, or proposes to do so within the future, explain. (This includes sales or lease of goods, property or services to or from the Company, employment or stock purchase contracts, etc.) State the principal terms of any significant loans, agreements, leases, financing or other arrangements. *None

(c) If any of the Company's Officers, Directors, key personnel or 10% stockholders has guaranteed or co-signed any of the Company's bank debt or other obligations, including any indebtedness to be retired from the proceeds of this offering, explain and state the amounts involved. *None

40. (a) List all remuneration by the Company to Officers, Directors and key personnel for the last fiscal year: *None– Due to New Start-up Company - Not in Operation at this time.

	Cash	Other
Chief Executive Officer	$______	$______
Chief Operating Officer	______	______
Chief Accounting Officer	______	______
Key Personnel:		
______	______	______
______	______	______
______	______	______
Others:		
______	______	______
______	______	______
______	______	______
Total:	$______	$______
Directors as a group (number of persons__)	$______	$______

(b) If remuneration is expected to change or has been unpaid in prior years, explain: *None - New Start-up Company

(c) If any employment agreements exist or are contemplated, describe:
*Please refer to the enclosed Page 2

41. (a) Number of shares subject to issuance under presently outstanding stock purchase agreements, stock options, warrants or rights: ________ shares (______ % of total shares to be outstanding after the completion of the offering if all securities sold, assuming exercise of options and conversion of convertible securities). Indicate which have been approved by shareholders. State the expiration dates, exercise prices and other basic terms for these securities: *N/A

(b) Number of common shares subject to issuance under existing stock purchase or option plans but not yet covered by outstanding purchase agreements, options or warrants: ______ shares. * N/A

(c) Describe the extent to which future stock purchase agreements, stock options, warrants or rights must be approved by shareholders. * N/A

42. If the business is highly dependent on the services of certain key personnel, describe any arrangements to assure that these persons will remain with the Company and not compete upon any termination: * N/A

Note: After reviewing the above, potential investors should consider whether or not the compensation to management and other key personnel directly or indirectly, is reasonable in view of the present stage of the Company's development.

INSTRUCTION: For purposes of Question 39(b), a person directly or indirectly controls an entity if he is part of the group that directs or is able to direct the entity's activities or affairs. A person is typically a member of a control group if he is an officer, director, general partner, trustee or beneficial owner of a 10% or greater interest in the entity. In Question 40, the term "Cash" should indicate salary, bonus, consulting fees, non-accountable expense accounts and the like. The column captioned "Other" should include the value of any options or securities given, any annuity, pension or retirement benefits, bonus or profit-sharing plans, and personal benefits (club memberships, company cars, insurance benefits not generally available to employees, etc.). The nature of these benefits should be explained in a footnote to this column.

LITIGATION

43. Describe any past, pending or threatened litigation or administrative action which has had or may have a material effect upon the Company's business, financial condition, or operations, including any litigation or action involving the Company's Officers, Directors or other key personnel. State the names of the principal parties, the nature and current status of the matters, and amounts involved. Give an evaluation by management or counsel, to the extent feasible, of the merits of the proceedings or litigation and the potential impact on the Company's business, financial condition, or operations. *NONE

FEDERAL TAX ASPECTS

44. If the Company is an S corporation under the Internal Revenue Code of 1986, and it is anticipated that any significant tax benefits will be available to investors in this offering, indicate the nature and amount of such anticipated tax benefits and the material risks of their disallowance. Also, state the name, address and telephone number of any tax advisor that has passed upon these tax benefits. Attach any opinion or description of the tax consequences of an investment in the securities by the tax advisor. *We are not a S Corporation.

Name of Tax Advisor: Michael E. Grace, Certified Public Accountant, Grace&Associates
Address: 341 First Street, Hollister, CA 95023
Telephone No. (831) 637-7408

Note: Potential investors are encouraged to have their own personal tax consultant contact the tax advisor to review details of the tax benefits and the extent that the benefits would be available and advantageous to the particular investor.

MISCELLANEOUS FACTORS

45. Describe any other material factors, either adverse or favorable, that will or could affect the Company or its business (for example, discuss any defaults under major contracts, any breach of bylaw provisions, etc.) or which are necessary to make any other information in this Offering Circular not misleading or incomplete. *Please refer to the enclosed Page 3 Index of Exhibits Page 12.

FINANCIAL STATEMENTS

46. Provide the financial statements required by Part F/S of this Offering Circular section of Form 1-A.
    * Does not apply - New Company Operation

MANAGEMENT'S DISCUSSION AND ANALYSIS OF CERTAIN RELEVANT FACTORS

47. If the Company's financial statements show losses from operations, explain the causes underlying these losses and what steps the Company has taken or is taking to address these causes. *Does not apply - New Company Operation

48. Describe any trends in the Company's historical operating results. Indicate any changes now occurring in the underlying economics of the industry or the Company's business which, in the opinion of Management, will have a significant impact (either favorable or adverse) upon the Company's results of operations within the next 12 months, and give a rough estimate of the probable extent of the impact, if possible.
    * Does not apply - New Company Operation.

49. If the Company sells a product or products and has had significant sales during its last fiscal year, state the existing gross margin (net sales less cost of such sales as presented in accordance with generally accepted accounting principles) as a percentage of sales for the last fiscal year: _____%. What is the anticipated gross margin for next year of operations? Approximately _____%. If this is expected to change, explain. Also, if reasonably current gross margin figures are available for the industry, indicate these figures and the source or sources from which they are obtained.
    * Does not apply - New Company Operation.

50. Foreign sales as a percent of total sales for last fiscal year: _____%. Domestic government sales as a percent of total domestic sales for last fiscal year: _____%. Explain the nature of these sales, including any anticipated changes:
    * Does not apply - New Company Operation.

PART III—EXHIBITS

Item 1. Index to Exhibits

(a) An index to the exhibits filed should be presented immediately following the cover page to Part III.

(b) Each exhibit should be listed in the exhibit index according to the number assigned to it under Item 2 below.

(c) The index to exhibits should identify the location of the exhibit under the sequential page numbering system for this Form 1-A.

(d) Where exhibits are incorporated by reference, the reference shall be made in the index of exhibits.

Instructions:

1. Any document or part thereof filed with the Commission pursuant to any Act administered by the Commission may, subject to the limitations of Rule 24 of the Commission's Rules of Practice, be incorporated by reference as an exhibit to any offering statement.

2. If any modification has occurred in the text of any document incorporated by reference since the filing thereof, the issuer shall file with the reference a statement containing the text of such modification and the date thereof.

3. Procedurally, the techniques specified in Rule 411(d) of Regulation C shall be followed.

Item 2. Description of Exhibits

As appropriate, the following documents should be filed as exhibits to the offering statement.

(1) *Underwriting Agreement* —Each underwriting contract or agreement with a principal underwriter or letter pursuant to which the securities are to be distributed; where the terms have yet to be finalized, proposed formats may be provided. *None

(2) *Charter and by-laws* — The charter and by-laws of the issuer or instruments corresponding thereto as presently in effect and any amendments thereto.
*Please refer to the enclosed Page 3 Index of Exhibits Page 1A thru 1J

(3) *Instruments defining the rights of security holders* —

(a) All instruments defining the rights of any holder of the issuer's securities, including but not limited to (i) holders of equity or debt securities being issued; (ii) holders of long-term debt of the issuer, and of all subsidiaries for which consolidated or unconsolidated financial statements are required to be filed.
*Please refer to enclosed "Corporate by Laws" Page 3 Index of Exhibits page 1H & 1I

(b) The following instruments need not be filed if the issuer agrees to provide them to the Commission upon request: (i) instruments defining the rights of holders of long-term debt of the issuer and all of its subsidiaries for which consolidated financial statements are required to be filed if such debt is not being issued pursuant to this Regulation A offering and the total amount of such authorized issuance does not exceed 5% of the total assets of the issuer and its subsidiaries on a consolidated basis; (ii) any instrument with respect to a class of securities which is to be retired or redeemed prior to the issuance or upon delivery of the securities being issued pursuant to this Regulation A offering and appropriate steps have been taken to assure such retirement or redemption; and (iii) copies of instruments evidencing scrip certificates or fractions of shares. *Issuer agrees to provide to the Commissioner upon requests

(4) *Subscription agreement* — The form of any subscription agreement to be used in connection with the purchase of securities in this offering. * Enclosed Stock Purchase Agreement. Please refer to the enclosed Page 3, Index of Exhibits Page 1K thru 1T

(5) *Voting trust agreement* — Any voting trust agreements and amendments thereto. * N/A

(6) *Material contracts*

(a) Every contract not made in the ordinary course of business which is material to the issuer and is to be performed in whole or in part at or after the filing of the offering statement or was entered into not more than 2 years before such filing. Only contracts need be filed as to which the issuer or subsidiary of the issuer is a party or has succeeded to a party by assumption or assignment or in which the issuer or such subsidiary has a beneficial interest. * None

(b) If the contract is such as ordinarily accompanies the kind of business conducted by the issuer and its subsidiaries, it is made in the ordinary course of business and need not be filed unless it falls within one or more of the following categories, in which case it should be filed except where immaterial in amount or significance: (i) any contract to which directors, officers, promoters, voting trustees, security holders named in the offering statement, or underwriters are parties except where the contract merely involves the purchase or sale of current assets having a determinable market price, at such market price; (ii) any contract upon which the issuer's business is substantially dependent, as in the case of continuing contracts to sell the major part of the issuer's products or services or to purchase the major part of the issuer's requirements of goods, services or raw materials or any franchise or license or other agreement to use a patent, formula, trade secret, process or trade name upon which the issuer's business depends to a material extent; (iii) any contract calling for the acquisition or sale of any property, plant or equipment for a consideration exceeding 15% of such fixed assets of the issuer on a consolidated basis; or (iv) any material lease under which a part of the property described in the offering statement is held by the issuer. *None

(c) Any management contract or any compensatory plan, contract or arrangement including but not limited to plans relating to options, warrants or rights, pension, retirement or deferred compensation or bonus, incentive or profit sharing (or if not set forth in any formal document, a written description thereof) shall be deemed material and shall be filed except for the following: (i) ordinary purchase and sales agency agreements; (ii) agreements with managers of stores in a chain organization or similar organization; (iii) contracts providing for labor or salesmen's bonuses or payments to a class of security holders, as such; (iv) any compensatory plan, contract or arrangement which pursuant to its terms is available to employees generally and which in operation provides for the same method of allocation of benefits between management and non-management participants.

*Please refer to the enclosed Page 3 Index of Exhibits page 1U thru 1X

(7) *Material foreign patents* — Each material foreign patent for an invention not covered by a United States patent. If a substantial part of the securities to be offered or if the proceeds therefrom have been or are to be used for the particular purposes of acquiring, developing or exploiting one or more material foreign patents or patent rights, furnish a list showing the number and a brief identification of each such patent or patent right.

*Please refer to the enclosed Page 3 Index of Exhibits Page 1Y

(8) *Plan of acquisition, reorganization, arrangement, liquidation, or succession* — Any material plan of acquisition, disposition, reorganization, readjustment, succession, liquidation or arrangement and any amendments thereto described in the offering statement. Schedules (or similar attachments) to these exhibits shall not be filed unless such schedules contain information which is material to an investment decision and which is not otherwise disclosed in the agreement or the offering statement. The plan filed shall contain a list briefly identifying the contents of all omitted schedules, together with an agreement to furnish supplementally a copy of any omitted schedule to the Commission upon request. *None

(9) *Escrow agreements* — Any escrow agreement or similar arrangement which has been executed in connection with the Regulation A offering. *None

(10) *Consents* —

(a) Experts: The written consent of (i) any accountant, engineer, geologist, appraiser or any person whose profession gives authority to a statement made by them and who is named in the offering statement as having prepared or certified any part of the document or is named as having prepared or certified a report or evaluation whether or not for use in connection with the offering statement; (ii) the expert that authored any portion of a report quoted or summarized as such in the offering statement, expressly stating their consent to the use of such quotation or summary; (iii) any persons who are referenced as having reviewed or passed upon any information in the offering statement, and that such information is being included on the basis of their authority or in reliance upon their status as experts. *None

(b) Underwriters: A written consent and certification in the form which follows signed by each underwriter of the securities proposed to be offered. All underwriters may, with appropriate modifications, sign the same consent and certification or separate consents and certifications may be signed by any underwriter or group of underwriters. *None

Consent and Certification by Underwriter

1. The undersigned hereby consents to being named as underwriter in an offering statement filed with the Securities and Exchange Commission by [insert name of issuer] pursuant to Regulation A in connection with a proposed offering of [insert title of securities] to the public.

*No Underwriter at this time.

2. **The undersigned hereby certifies that it furnished the statements and information set forth in the offering statement with respect to the undersigned, its directors and officers or partners, that such statements and information are accurate, complete and fully responsive to the requirements of Parts I, II and III of the Offering Statement thereto, and do not omit any information required to be stated therein with respect of any such persons, or necessary to make the statements and information therein with respect to any of them not misleading.** *No Underwriter at this time.

3. **If Preliminary Offering Circulars are distributed, the undersigned hereby undertakes to keep an accurate and complete record of the name and address of each person furnished a Preliminary Offering Circular and, if such Preliminary Offering Circular is inaccurate or inadequate in any material respect, to furnish a revised Preliminary Offering Circular or a Final Offering Circular to all persons to whom the securities are to be sold at least 48 hours prior to the mailing of any confirmation of sale to such persons, or to send such a circular to such persons under circumstances that it would normally be received by them 48 hours prior to their receipt of confirmation of the sale.** *No Underwriter at this time.

____
(Underwriter)

By ______________________________

Date __/__/__

(d) **All written consents shall be dated and manually signed.**

(11) *Opinion re legality* — **An opinion of counsel as to the legality of the securities covered by the Offering Statement, indicating whether they will when sold, be legally issued, fully paid and non-assessable, and if debt securities, whether they will be binding obligations of the issuer.**
*Please refer to the enclosed Page 3 Index of Exhibits Page 1Y

(12) *Sales Material* — **Any material required to be filed by virtue of Rule 256.** *N/A

(13) *"Test the Water" Material* — **Any written document or broadcast script used under the authorization of Rule 254.**
*Please refer to the enclosed Page 3 Index of Exhibits Page 1Z

(14) *Appointment of Agent for Service of Process* — **A Canadian issuer shall provide Form F-X.** *N/A

(15) *Additional exhibits* — **Any additional exhibits which the issuer may wish to file, which shall be so marked as to indicate clearly the subject matters to which they refer.**
*Please refer to the enclosed Page 3 Index of Exhibits Pages 1AA; 1BB; 1CC; 1DD

SIGNATURES

The issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of HOLLISTER, State of CALIFORNIA, on MAY 29, 2002

(Issuer) NIGRO INTERNATIONAL INC.

By (Signature and Title) ______________________
JOHN NIGRO JR., PRESIDENT

This offering statement has been signed by the following persons in the capacities and on the dates indicated.

(Signature) YULIE T. NIGRO
(Title) Corporate Secretary
(Selling security holder) Nigro International Inc.
(Date) May 29, 2002

Instructions:

1. The offering statement shall be signed by the issuer, its Chief Executive Officer, Chief Financial Officer, a majority of the members of its board of directors or other governing instrumentality, and each person, other than the issuer, for whose account any of the securities are to be offered. If a signature is by a person on behalf of any other person, evidence of authority to sign shall be filed with the offering statement, except where an executive officer signs on behalf of the issuer. If the issuer is Canadian, its authorized representative in the United States also shall sign. Where the issuer is a limited partnership, the offering statement shall also be signed by a majority of the board of directors of any corporate general partner.

2. The name of each person signing the offering statement shall be typed or printed beneath the signature.

NIGRO INTERNATIONAL INC.
711 "A" STREET, HOLLISTER, CALIFORNIA U.S.A.

PART II - OFFERING CIRCULAR

3. (a) Please refer to enclosed Page 3 - Index of Exhibits Pages # 1Z and 1BB

   (b) Manufacturing Service Operation. The Prototype is built and tested. Material Supplies undetermined at this time (New Start-up Company Operations).

   (c) Education & Advertising is the Industry in the Food Store Supermarkets. It will be applicable in the International Market - No competition because the product has not been on the market. Preparing to file for the International Patent.

   (d) Marketing Strategies is the direct contacts to the Supermarket owners. The revenue will be created by Advertising sales. The Product offers a new Advertising Method. Prototype Product will be installed in Food Store Supermarkets Internationally with the cooperation of the Supermarket owners.

   (e) New Start-up Company Operation. No orders as of yet - June 03, 2002

   (f) There are three (3) employees presently (John Nigro Jr., Yulie T. Nigro, and Daniel Escamilla). There will be 250 employees in the next twelve months (200 in Manufacturing and 50 in Administration).

   (g) New Company Operations. No Property or Equipments as of this date - June 03, 2002. Manufacturing facilities planning to lease is located at 1802 Shelton Drive, Hollister, CA, U.S.A. Financing options are SEC Offering; Supermarkets Owner letter of credit; Building owner stock purchase.

   (h) Company is planning to file for the International Patent under the World Intellectual Property Organization under the Patent Cooperation Treaty (PCT).

OFFERING PRICE FACTORS

7. (b) Rudy Luna; - $2,500.00 (1,000 shs) @ $2.50/sh dtd 07-13-2001
Stockholder
Carl & Carol Lindgren; - $800.00 (200 shs) @ $4.00/sh dtd 09-19-2001
Stockholder
Danny & Carla Escamilla; - $5,000.00 (1,000 shs) @ $5.00/sh dtd 03-01-2002
V.P. & Stockholder
Norberto DeVargas; - $6,000.00 (600 shs) @ $10.00/sh dtd 04-20-2002
Stockholder
Carlos Escamilla; - $2,000.00 (200 shs) @ $10.00/sh dtd 05-02-2002
Stockholder
Daniel DeShazer; - $500.00 (50 shs) @ $10.00/sh dtd 05-25-2002
Stockholder

8. (a) 1/2% - The Companys' first Securities Offering is for $5 million which equals to 500,000 shares @ $10.00/sh. Total amount of Company shares is 100,000,000 shares (500,000 shares is 1/2% of 100 million shares).

USE OF PROCEEDS

10. (a) Presently (6/03/2002) under no Financial Contracts for Capital.

12. $5 million should be enough for the Company for the next 12 months. It may be necessary for additional capital. Presently have a Agreement with a "Angel Financing" search firm named CV Partners Inc., in Palm Springs, California.

MANAGEMENT RELATIONSHIPS, TRANSACTION and REMUNERATION

39. (a) John Nigro Jr., President/CEO - husband to Yulie T. Nigro
Yulie T. Nigro, Corporate Secretary, Executive Administrative Assistant, and Member of the Board of Directors - wife to John Nigro Jr.

40. (c) Please see enclosed "Employment Agreements" on Page 3 Index of Exhibits Pages # 1U thru 1X.

PART III - EXHIBITS

BY-LAWS OF

NIGRO INTERNATIONAL INC.

A CALIFORNIA CORPORATION

ARTICLE I. OFFICES

SECTION 1.1 PRINCIPAL OFFICE. The principal office for the transaction of business of the corporation is hereby fixed and located at : 711 "A" STREET City of : Hollister, County of San Benito, State of California. The location may be changed by approval of a majority of the authorized Directors, and additional officies may be established and maintained at such other place or places, either within or without California, as the Board of Directors may from time to time designate.

SECTION 1.2 OTHER OFFICES. Branch or subordinate offices may at any time be established by the Board of Directors at any place or places where the corporation is qualified to do business.

ARTICLE II. SHAREHOLDERS

SECTION 2.1 ANNUAL MEETINGS. The annual shareholders' meeting shall be held on the first Monday of December of each year at 11:00 A.M. for the purpose of electing directors and for the transaction of such other business as may come before the meeting. If the day fixed for the annual meeting shall be a legal holiday in the state of California, such meeting shall be held on the next succeeding business day. Failure to hold the annual meeting at the designated time shall not work a forfeiture or dissolution on the Corporation.

SECTION 2.2 FAILURE TO HOLD THE ANNUAL MEETING. If the annual meeting is not held at the designated time, the President or the Board Of Directors may call the annual meeting at a time fixed by them not more than 60 days after such designated time by proper notice designating the meeting as the annual meeting. If the annual meeting is not held at the designated time or during the 60-day period thereafter, the annual meeting may be called by the holders of not less than 10 percent of all the shares entitled to vote at the meeting. In such event, notice shall be given not more than 15 days after the expiration of such 60-day period. Such notice shall fix the time of the meeting at the earliest date permissible under the applicable notice requirements.

SECTION 2.3 SPECIAL MEETINGS. Special meetings of the shareholders, for any purpose or purposes, unless otherwise prescribed by statute, may be called by the President or by the Board Of Directors, and shall be called by the President at the request of the holders of not less than 10 percent of all the outstanding shares of the Corporation entitled to vote at the meeting. If a special meeting is called by any person or persons other than the Board Of Directors, the request shall be in writing specifying the time of such meeting and the general nature of the business proposed to be transacted. The request shall be delivered personally or sent by registered mail or by telegraphic or other facsimile transmission to the President or Vice-President and the Secretary of the Corporation. Upon receiving the request, the Secretary shall cause notice of the meeting to be provided to the shareholders entitled to vote in accordance with Section 2.5.

SECTION 2.4. PLACE OF MEETING. The Board Of Directors may designate any place, either within or without the State of California, as the place of meeting for any annual meeting or special meeting called by the Board Of Directors. A waiver of notice signed by all shareholders entitled to vote at a meeting may designate any place, either within or without the state of California, as the place for holding the meeting. If no designation is made, or if a special meeting is otherwise called, the place of meeting shall be at the principal office of the Corporation in the state of California.

SECTION 2.5. NOTICE OF MEETING. Written notice stating the place, day and hour of the meeting and, in the case of a special meeting, the purpose or purposes for which the meeting is called, shall be delivered not fewer than 10 nor more than 50 days before the date of the meeting, either personally or by mail, by or at the direction of the President, the Secretary, or the persons calling the meeting, to each shareholder of record entitled to vote at such meeting. If mailed, such notice shall be deemed to be delivered when deposited in the United States mail, addressed to the shareholder's address as it appears on the stock transfer books of the Corporation, postage prepaid. An affidavit of the mailing or other means of giving any notice of any shareholders meeting shall be executed by the Secretary, Assistant Secretary, or any other person providing the notice on behalf of the Corporation. Shareholders may waive notice of any meeting by a signed writing. Attendance by the shareholder at any meeting shall also constitute a waiver of notice of that meeting.

SECTION 2.6. CLOSING OF TRANSFER BOOKS; RECORD DATE. For the purpose of determining the shareholders entitled to notice of, or to vote at, any meeting of shareholders or any adjournment of the meeting, or to determine the shareholders entitled to receive payment of any dividend, or in order to make a determination of shareholders for any other proper purpose, the Board Of Directors may provide that the stock transfer books shall be closed for a stated period not to exceed, in any case, 50 days. If the stock transfer books shall be closed for the purpose of determining shareholders entitled to notice of, or to vote at, a meeting of shareholders, such books shall be closed for at least 10 days immediately preceding such meeting. In lieu of closing the stock transfer books, the Board Of Directors may fix in advance a date as the record date for any such determination of shareholders, such date in any case to be not more than 50 days and, in case of a meeting of shareholders, not fewer than 10 days prior to the date on which the particular action requiring such determination of shareholders is to be taken. If the stock transfer books are not closed, and no record date is fixed for the determination of shareholders entitled to notice of, or to vote at, a meeting of shareholders, or shareholders entitled to receive payment of a dividend, the date on which the notice of the meeting is mailed or the date on which the resolution of the Board Of Directors declaring such dividend is adopted, as the case may be, shall be the record date for such determination of shareholders. When a determination of shareholders entitled to vote at any meeting of shareholders has been made as provided in this section, such determination shall apply to any adjournment of such meeting.

SECTION 2.7. VOTING RECORD. The officier or agent having charge of the stock transfer books for the shares of the Corporation shall make, at least 10 days before each shareholders' meeting, a complete record of the shareholders entitled to vote at such meeting, or any adjournment of such meeting, arranged in alphabetical order, with the address of and the number shares held by each, which record, for a period of 10 days prior to the meeting, shall be kept on file at the registered office of the Corporation, and shall be subject to inspection by any shareholder at any time during usual business hours. Such record shall also be produced and kept open at the time and place of the meeting, and shall be subject to the inspection of any shareholder during the whole time of the meeting. The original stock transfer books shall be prima facie evidence as to who are the shareholders entitled to examine such record or transfer books, or to vote at any shareholders' meeting.

SECTION 2.8. QUORUM. A majority of the outstanding shares of the Corporation entitled to vote, represented in person or by proxy, shall constitute a quorum at a shareholders' meeting. If less than a majority of the outstanding shares are represented at a meeting, a majority of the shares so represented may adjourn the meeting in accordance with SECTION 2.1. The shareholders present at a duly organized meeting may continue to transact business until adjournment, notwithstanding the withdrawal of enough shareholders to leave fewer than a quorum.

SECTION 2.9. PROXIES. At all meetings of shareholders, a shareholder may vote in person, by proxy executed in writing by the shareholder, or by the shareholders' duly authorized attorney-in-fact. Such proxy shall be filed with the Secretary of the Corpor ation before, or at the time of, the meeting. No proxy shall be valid after 11 months from the date of its execution, unless otherwise provided in the proxy. A validly executed proxy, which does not state that it is irrevocable, shall continue in full force and effect unless (i) revoked by the person executing it prior to the vote by a writing signed by the shareholder and delivered to the Corporation stating that it is revoked or by a subsequent proxy or by the shareholder's attendance at the meeting and voting in person; or (ii) written notice of the death or incapity of the maker of the proxy is received by the Corporation prior to the vote.

SECTION 2.10. VOTING. Each outstanding share entitled to vote shall be entitled to one vote upon each matter submitted to a meeting of shareholders, except as otherwise provided in the articles of incorporation. The vote of the holders of a majority of the shares present and entitled to vote at any duly organized meeting shall decide any question unless the vote of a greater number shall be required by law or the articles of incorporation.

SECTION 2.11. CONSENT RESOLUTIONS. Any action required to be taken at a meeting of shareholders, or any other action which may be taken at a meeting of the shareholders, may be taken without a meeting if a consent in writing, setting forth the action so taken, shall be signed by all shareholders entitled to vote with respect to the subject matter of the action.

SECTION 2.12. CUMULATIVE VOTING. At each election for directors, each shareholder entitled to vote shall be entitled to cast cumulative votes, either by giving one candidate as many votes as equals the number of directors to be elected multiplied by the number of the shareholder's shares, or by distributing such cumulative votes among any number of such candidates.

SECTION 2.13. ADJOURNED MEETING. Any shareholders' meeting, annual or special, whether or not a quorum is present, may be adjourned from time to time by the vote of a majority of shares represented at the meeting, either inperson or by proxy, but in the absence of a quorum, no further business may be transacted. If a meeting is adjourned, notice need not be given of the adjourned meeting if the time, date and place are announced at the meeting at which adjournment is taken, unless a new record date for the adjourned meeting is fixed or unless the adjournment is for more than forty-five (45) days from the date set for the original meeting, in which case the Board Of Directors shall set a new record date, and shareholders shall be notified in accordance with Section 2.5.

SECTION 2.14. ELECTION INSPECTORS. Before any meeting of shareholders, the Board Of Directors may appoint any persons other than the nominees for the office to act as inspectors of election at the meeting or its adjournment. The number of inspectors shall be either one or three. Inspectors shall (i) determine the number of shares outstanding and the voting power of each, the shares represented at the meeting, the existence of a quorum, and the authenticity, validity and effect of proxies; (ii) receive ballots, votes or consents; (iii) hear and determine all challenges in any way arising in connection with the right to vote; (iv) count and tabulate all votes and consents; (V) determine when polls should close; (vi) determine the result of the election; and (vii) do any other acts that may be required to properly and fairly conduct the election.

ARTICLE III. BOARD OF DIRECTORS

SECTION 3.1. GENERAL POWERS. The business and affairs of the Corporation shall be managed by the Board Of Directors. Without limiting this general power, the Board shall have the power and authority to (i) select and remove all officiers, agents, and employees, prescribe their duties and fix their compensation; (ii) change the principal executive office or the principal business office of the Corporation, cause the Corporation to qualify to do business in all jurisdictions where it is doing business, and designate locations within and without the state of California for shareholders' meetings; (iii) authorize the issuance of shares of stock, upon such terms and conditions as the Board may deem lawfull and proper; and (iv) borrow and incur indebtedness for Corporate purposes, execute and deliver notes, bonds, evidences of indebtedness, mortages, or other security for any such indebtedness.

SECTION 3.2. NUMBER: TENURE. The number of Directors shall be set forth in the articles of incorporation, as amended from time to time. Each director shall hold office until the next annual meeting of shareholders and until the director's successor has been duly elected and qualified. Directors need not be residents of the state of California to serve.

SECTION 3.3. REGULAR MEETINGS. A regular meeting of the Board Of Directors shall be held without further notice other than this bylaw immediately after, and at the same place as, the annual meeting of shareholders. The Board Of Directors may provide by resolution the time and place, either within or without the state of California, for the holding of additional regular meetings without other notice than such resolution.

SECTION 3.4. SPECIAL MEETINGS. Special meetings of the Board Of Directors may be called by, or at the request of, the President or any director. The person or persons authorized to call a special meeting of the Board Of Directors may fix any place, either within or without the state of California, as the place for holding any special meeting of the Board Of Directors called by him, her, or them.

SECTION 3.5. CONFERENCE CALL. Any regular or special meeting of the Board Of Directors may be by means of conference telephone or similar communications equipment allowing all persons participating in the meeting to hear each other. Participation in such a meeting shall constitute presence in person at the meeting.

SECTION 3.6. NOTICE. Notice of any special meeting shall be given at least 10 days prior to such meeting by written notice delivered personally or mailed to each director at the director's business address, or by telegram. If mailed, such notice shall be deemed to be delivered when deposited in the United States mail, properly addressed with postage prepaid. If notice is given by telegram, such notice shall be deemed to be delivered when the telegram is delivered to the telegraph company. Any director may waive notice of any meeting. The attendance of a director at a meeting shall constitute a waiver of notice of such meeting, except where a director attends a meeting for the express purpose of objecting to the transaction of any business because the meeting is not lawfully called or convened. Neither the business to be transacted at, nor the purposes of, any regular or special meeting of the Board Of Directors need be specified in the notice or waiver of notice of such meeting.

SECTION 3.7. QUORUM. A majority of the number of directors shall constitute a quorum for the transaction of business at any meeting of the Board Of Directors. If less than a majority is present at a meeting, the director or directors present may adjourn the meeting from time to time in accordance with Section 3.14.

SECTION 3.8. MANNER OF ACTING. The act of the directors present at a meeting at which a quorum is present shall be the act of the Board Of Directors.

SECTION 3.9. All or any number of the directors may be removed, with or without cause, except the President, at a special meeting of the shareholders called for that purpose, by a vote of the majority of the shares then entitled to vote at an election of directors. If fewer than all of the directors are removed, no one director may be removed if the votes cast against such director's removal would be sufficient to elect such director if then cumulatively voted at an election for the entire Board Of Directors.

SECTION 3.10. VACANCIES. Any vacancy occurring in the Board Of Directors may be filled by the affirmative vote of a majority of the remaining directors, event though less than a quorum of the Board Of Directors, or by a sole remaining director. A director elected to fill a vacancy shall be elected for the unexpired term of the director's predecessor in office. Any directorship to be filled by reason of an increase in the number of directors shall be filled by election at an annual meeting or at a special meeting of shareholders called for that purpose, unless otherwise provided in the articles of incorporation.

SECTION 3.11. COMPENSATION. By resolution of the board, each director may be paid the director's expenses, if any, of attendence at each meeting of the Board Of Directors, and may be paid a stated salary as director, or a fixed sum for attendance at each meeting of the Board Of Directors, or both. No such payment shall preclude any director from serving the Corporation in any other capacity and receiving compensation for such service.

SECTION 3.12. PRESUMPTION OF ASSENT. A director who is present at a meeting of the board at which on any corporate matter is taken is presumed to have assented to the action taken, unless the director's dissent shall be entered in the minutes of the meeting, or unless the director shall file his or her written dissent to the action with the person acting as the secretary of the meeting before the adjournment of the meeting, or unless the director shall forward such dissent by registered mail to the Secretary of the Corporation immediately after the adjournment of the meeting. Such right to dissent shall not apply to a director who voted in favor of such action.

SECTION 3.13. ACTION BY CONSENT. Any action that may be taken at a meeting of the directors may be taken without a meeting is a consent in writing, setting forth the action so taken, shall be signed by all the directors.

SECTION 3.14. ADJOURNMENT. A majority of the directors present, whether or not constituting a quorum, may adjourn any meeting to another time and place. Notice of the time and place for holding an adjourned meeting need not be given unless the meeting is adjourned for more than 24 hours, in which case notice of such time and place shall be given prior to the time of the adjourned meeting to the directors who were not present at the time of adjournment.

SECTION 3.15. STANDARD OF CARE; LIABILITY. Each director shall exercise such powers and otherwise perform such duties in good faith, in the matter which the director believes to be in the best interests of the Corporation and with such care, including reasonable inquiry using ordinary care and prudence as a person in a like position would use under similar circumstances. In performing his or her duties, each director shall be entitled to rely on information,opinions, reports or statements, including financial statements or data prepared or presented by (i) one or more officers or employees of the Corporation which the director believes to be reliable and competent (ii) counsel, independent accountants or similar outside experts; or (iii) a committee of the board has reason to believe after reasonable inquiry that reliance on the report is not warranted.

SECTION 3.16. COMMITTEES. The board by resolution adopted by a majority of the directors may designate one or more committees, each consisting of one or more directors, to serve at the pleasure of the board. Any such committee shall have authority of the board, except with respect to (i) the approval of any action which by law, articles of incorporation or these bylaws requires shareholder approval; (ii) the filling of vacancies on the board or any committee; (iii) the fixing of compensation for board members; (iv) the amendment or repeal of bylaes or the adoption of new bylaws; (v) the amendment or repeal of any Board Of Directors' resolution; or (vi) the creation of other committees of the board.

ARTICLE IV. OFFICERS

SECTION 4.1. NUMBER. The officers of the Corporation shall include a President (Chief Executive Officer) a Corporate Secretary, and a Corporate Treasurer (Chief Financial Officer) all Corporate positions are appointed by the President of the Corporation. Any other officers and assistant officers and agents as may be deemed necessary will be appointed by the President of the Corporation. Any two or more offices may be held by the same person.

SECTION 4.2. APPOINTMENT; TERM OF OFFICE. The officers of the Corporation to be appointed by the President shall be appointed annually at the first meeting of the board held after each annual shareholders' meeting. If the appointment of officers shall not be held at such meeting, the officers shall be appointed as soon as may be convenient. Each officer shall hold office until a successor is appointed, or until the officer's death, or until the officer resigns or is removed in the manner provided in Section 4.3.

SECTION 4.3. REMOVAL. Any officer or agent may be removed by the President whenever in his judgement the best interests of the Corporation will be served by such removal, but such removal shall be without prejudice to the contract rights, if any, of the person so removed. Appointment of an officer or agent shall not, in itself, create contract rights.

SECTION 4.4. VACANCIES. A vacancy in any office because of death, resignation, removal, disqualification, or otherwise may be filled by the President for the unexpired portion of the term.

SECTION 4.5. PRESIDENT. The President shall be the principal Executive Officer of the Corporation and subject to the control of the Board. The President shall supervise and control all the business and affairs of the Corporation. Without limitation, the President shall preside at all meetings of shareholders and directors, perform all duties incident to the office of President, and such other duties as may be prescribed by the board from time to time.

SECTION 4.6. VICE PRESIDENT. The Vice Presedent shall be appointed by the President of the Corporation. In the absence of the President or in the event of the President's death, the Vice-President shall perform the duties of the President, and when so acting , shall have all the powers of the President. In addition, the Vice President shall perform such duties as may be assigned to him or her from time to time by the President.

SECTION 4.7. CORPORATE SECRETARY. The Corporate Secretary shall (i) keep the minutes of the shareholder and the Board Of Directors' meetings in one or more books maintained for that purpose; (ii) provide for the giving of notices required by these bylaws or by law; (iii) be custodian of the Corporate records and of the Corporate seal; (iv) keep a register of the mailing address of each shareholder, which shall be furnished to the secretary by each shareholder; (v) sign with the President certificates of the Corporation's shares of stock, the issuance of which shall have been authorized by resolution by the President (vi) have general charge of the stock transfer books of the Corporation; and (vii) perform all duties incident to the office of Corporate Secretary and such duties as from time to time may be assigned to her by the President.

SECTION 4.8. TREASURER. The treasurer shall (i) have charge and custody of, and be responsible for, all funds and securities of the Corporation; (ii) receive, and give receipts for, moneys due and payable to the Corporation from any source, and deposit all such moneys in the name of the Corporation in such depositories as may be designated by the President from time to time; and (iii) perform all other duties incident to the office of treasurer and such other duties as may be assigned to him or her by the President or the board

SECTION 4.9. SALARIES. The salaries of officers shall be fixed from time to time by the President. No officer shall be prevented a salary by reason of the fact that the officer is also a director of the Corporation.

ARTICLE V. CERTIFICATES FOR SHARES AND TRANSFER

SECTION 5.1. CERTIFICATES FOR SHARES. Certificates representing shares of the Corporation shall be in the form determined by the President. Certificates shall be signed by the President and the Secretary..All certificates shall be consecutively numbered or otherwise identified. The name and address of each person to whom shares are issued, together with the number of shares and date of issue shall be entered on the stock transfer books of the Corporation All certificates surrendered to the Corporation shall be cancelled. No new certificate shall be issued until the former certificate for a like number of shares shall have been surrendered and cancelled, except that in the case of a lost, destroyed or mutilated certificate a new one may be issued for it upon such terms and indemnity to the Corporation as the board may require.

SECTION 5.2. TRANSFER. Shares of the Corporation's stock may be transfered only on the stock transfer books of the Corporation by the holder of record of such shares or by his or her legal representative. The person in whose name the shares are issued on the books of the Corporation shall be deemed by the Corporation to be the owner of such shares for all purposes.

ARTICLE VI. CONTRACTS, LOANS, CHECKS, AND DEPOSITS

SECTION 6.1. CONTRACTS. The President may authorize any officer, employee, or agent into any contract, or execute and deliver any instrument, in the name of and on behalf of the Corporation, and such authority may be general or confined to specific instances.

SECTION 6.2. LOANS. No loans shall be contracted on behalf of the Corporation, and no evidences of indebtedness shall be issued in its name, unless authorized by a resolution of the President. Such authority may be general or confined to specific instances.

SECTION 6.3 CHECKS, DRAFTS. All checks, drafts, or other orders for the payment of money, notes or other evidences of indebtedness issued in the name of the Corporation, shall be signed by such officer, officers, agent or agents of the Corporation and in such manner as shall from time to time be determined by a resolution by the President.

SECTION 6.4. DEPOSITS. All funds of the Corporation not otherwise employed shall be deposited from time to time to the Corporation in such banks, trust companies, or other depositories as the President selects from time to time.

ARTICLE VII. INDEMNIFICATION: INTERESTED PARTIES: INSURANCE

SECTION 7.1. INDEMNIFICATION. The Corporation shall indemnify to the fullest extent permitted by the California Business Corporation ACT any director, officer, employee, agent, or any other person who has been made, or is threatened to be made, a party to an action, suit, or proceeding, whether civil, criminal, administrative, investigative, or otherwise (including an action, suit, or proceeding by or in the right of the Corporation) by reason of the fact that the person is or was a director, officer, employee or agent of the Corporation, or a fiduciary within the meaning of any federal, state, or local law or regulation. The right to and the amount of indemnification shall be determined in accordance with the provisions of the California Business Corporation Act in effect at the time of the determination.

SECTION 7.2. INTERESTED PARTIES. A director of the Corporation shall not be disqualified by the director's office from contracting with the corporation as vendor, purchaser, or otherwise; nor shall any contract or arrangement entered into by or on behalf of the Corporation in which any director is in any way interested be avoided on that account, provided that such contract or arrangement shall have been approved or ratified by a majority of the board without counting in such majority the interested director, although such director may be counted toward a quorum, or shall have been approved or ratified by the affirmative action of the holders of a majority of the outstanding shares of the Corporation, and the interest shall have been disclosed or known to the approving or ratifying directors or shareholders.

SECTION 7.3. INSURANCE. The Corporation may upon a determination by the President purchase and maintain on behalf of any agent of the Corporation, including its directors, officers and employees, against any liability which might be asserted against or incurred by the agent in such capacity, or which might arise out of the agent's status as such, whether or not the Corporation would have the power to indemnify the agent under Section 7.1.

ARTICLE VIII. CORPORATE LOANS AND GUARANTEES

SECTION 8.1. CORPORATE LOANS AND GUARANTEES TO AGENTS. Except as provided below , the Corporation shall not make any loan of money or property to, or guarantee any obligations of, any director, officer, employee or agent of the Corporation unless the loan or guarantee is adequately secured, except by the vote of the holders of a majority of the shares of all classes of stock, regardless of whether or not such classes of stock otherwise provide for voting rights.

ARTICLE IX. AMENDMENTS

SECTION 9.1. AMENDMENTS. These bylaws may be altered, amended, or repealed, and new bylaws may be adopted by the President of the Corporation at any time that seems necessary.

[signature] Nov. 11, 1997

Corporate Secretary; YULIE T. TABO — Date

Approved By The President And Majority Stock Holder Of;

NIGRO INTERNATIONAL INC.

[signature]

President; JOHN NIGRO JR.

NIGRO INTERNATIONAL INC.

STOCK PURCHASE AGREEMENT

This Agreement is made this ______________________ between ______________________________________ and John Nigro Jr., of Nigro International Inc.

RECITALS

The Shareholders are the registered owners of all of the issued and outstanding capital stock of the Corporation. The Shareholders and the Corporation believe that it is in their mutual best interests to provide for continuity and harmony in the ownership, management and in the policies of the Corporation.

The Corporation further recognizes that it derives substantial monetary benefit from the continuation of the Shareholders' contribution to the operation of the Corporation and that it would suffer great loss in the event of the death or the termination of interest of any Shareholder.

This Agreement is intended (a) to provide for the purchase by the Corporation of a Shareholder's stock in the event of his or her death, retirement, disability, or termination of employment with the corporation; (b) to provide for the purchase by the Corporation or by the remaining Shareholders of a Shareholder's stock should he or she desire to dispose of any of his or her stock during his or her lifetime; (c) to provide a means of determining the fair market value of the stock of a Shareholder; and (d) in certain instances to provide the funds necessary to carry out such purchase and the procedures whereby such purchases shall be effectuated.

NOW, THEREFORE, in consideration of the recitals and promises contained in this Agreement, and for other good and valuable consideration, the receipt of which is hereby acknowledged, the parties agree as follows:

ARTICLE I. Restricted Lifetime Transfers

Section 1.1. Restricted Transfer. No Shareholder shall during his or her lifetime transfer, encumber, or otherwise dispose of any portion or all of his or her stock interest in the Corporation except as provided herein.

Section 1.2. Option of Corporation. If a Shareholder desires to dispose of any of his or her stock in the Corporation during his or her lifetime, to any person other than the Corporation, he or she shall give the Corporation and all existing Shareholders thirty (30) days written notice (the "Written Notice") of his or her intention to dispose of shares. The Written Notice shall state:

(a) The intention to transfer shares;

(b) The number of shares to be transferred;

(c) The name, business and residence address of the proposed transferee;

(d) The purchase price;

(e) The proposed date of transfer; and

(f) All other material terms of the proposed transfer.

The Corporation shall have thirty (30) days after receipt of the Written Notice of such proposed transfer, to exercise an option to purchase all or any portion of the shares proposed to be transferred for the price and upon the terms and conditions provided in the Written Notice.

Section 1.3. Option of Shareholders. If the Corporation does not exercise its option to purchase all or any portion of the shares to be transferred, the remaining Shareholders shall have the option to purchase the shares not purchased by the Corporation within forty-five (45) days of the Corporation's receipt of the Written Notice. Each Shareholder shall have the right to purchase such portion of the remaining stock offered for sale as the number of shares owned by him or her at such date shall bear to the total number of shares owned by all the other Shareholders excluding the selling Shareholder; provided, however, that if any Shareholder does not exercise his or her option to purchase his or her full proportionate share of the stock within forty-five (45) days of the Corporation's receipt of the Written Notice, the balance of the stock may be purchased by the other Shareholders in such proportion as the number of shares owned by each bear to the number of shares owned by all Shareholders then desiring to purchase. If the option to purchase any or all of the stock is not exercised by those remaining Shareholders desiring to purchase within sixty (60) days of the Corporation's receipt of the Written Notice, the Shareholder desiring to sell his or her stock may sell it to the person and in the manner provided in the Written Notice.

Section 1.4. Provisions Applicable to Sections 1.2 and 1.3. The provisions of sections 1.2 and 1.3 are subject to the following:

(a) The Corporation and the remaining Shareholders must in the aggregate exercise their options in such a manner as to purchase all of the shares proposed to be transferred in the Written Notice, and the failure of the Corporation and the remaining Shareholders to purchase in the aggregate all of the shares shall cause the option to purchase to forfeit, and the transferring Shareholder shall be permitted to transfer the shares to the proposed transferee set forth in the Written Notice.

(b) If a Shareholder who proposes to transfer shares dies prior to the closing of the sale and purchase contemplated by sections 1.2 or 1.3, his or her shares shall be subject to sale and purchase under the provisions governing death of a shareholder in Article III, and any action taken under sections 1.1 or 1.2 shall be void.

(c) If any Shareholder shall first deliver a Written Offer (described in Section 1.5) to purchase or sell shares pursuant to Section 1.5, the provisions of sections 1.2 and 1.3 shall be inapplicable and unavailable to all shareholders until the closing of the transfers contemplated by the Section 1.5 Written Offer.

(d) If, during the lifetime of a Shareholder, a transfer is attempted in any manner other than as specifically provided in sections 1.2 or 1.3, or if the transferring Shareholder shall at any time after any transfer reacquire all or any portion of the transferred shares without the express written consent of all other Shareholders, the shares so transferred shall remain subject to this Agreement, as if no transfer had been made.

Section 1.5. Offer to Buy or Sell. If a Shareholder desires to sell all of his or her stock in the Corporation or to acquire by purchase all of the stock of other Shareholders in the Corporation, the Shareholder shall:

(a) The Shareholder shall set forth in writing and deliver to the Corporation and to all Shareholders a written offer setting forth the purchase price and the terms of purchase upon which he or she is either willing to purchase all of the stock of all other Shareholders or to sell all of his or her own shares of stock in the Corporation (the "Written Offer").

(b) Within thirty (30) days after the receipt of the Written Offer, each other Shareholder shall have the right to purchase from the Shareholder making the Written Offer such portion of the stock offered for sale as the number of shares owned by such other Shareholder on that date shall bear to the total number of shares owned by all other Shareholders excluding the Shareholder submitting the Written Offer. If any Shareholder does not purchase his or her full proportionate share of the stock within thirty (30) days of his or her receipt of the Written Offer, the balance of the stock of the Shareholder making the Written Offer may be purchased by the other remaining Shareholders in such proportion as the number of shares owned by each bears to the number of shares owned by all Shareholders then desiring to purchase. If the election purchase all of the stock is not exercised in full by the remaining Shareholders within forty-five (45) days of the receipt of the Written Offer, the Shareholder making the Written Offer shall have the right and shall be obligated to purchase all of the stock held by all Shareholders including those who initially elected to purchase under the terms of the offer. It is the intent of this provision that the Shareholder making the Written Offer shall either buy or sell all of his or her stock under this provision.

(c) The provisions of Section 1.5 are subject to the following limitations:

(i) The Shareholders must in the aggregate exercise their options in such a manner as to purchase all of the shares proposed to be transferred in the Written Offer or, in the alternative, permit the Shareholder extending the Written Offer to buy and purchase all of the shares held by all other Shareholders in accordance with the terms of the Written Offer.

(ii) If a Shareholder who has made a Written Offer dies prior to the closing of the sale and purchase contemplated herein, whether or not the remaining Shareholders have accepted or rejected said offer, the deceased Shareholder's shares shall be the subject of sale and purchase under the provisions governing death in Article III and any action taken under this Section 1.5 shall be void.

(iii) If a Shareholder has first proposed to transfer shares pursuant to Section 1.2 or Section 1.3, the provisions of Section 1.5 shall be inapplicable and shall not be available to any Shareholder until the completion of the options created under sections 1.2 and 1.3.

ARTICLE II. Option Upon Involuntary Transfer

Section 2.1. Involuntary Transfer. If a Shareholder's shares are transferred by operation of law, other than by the death of a Shareholder to a third person other than the Corporation (such as to a bankruptcy trustee, a purchaser at any creditors; or court sale or the guardian or conservator of an incompetent Shareholder), the Corporation within thirty (30) days after receipt of actual notice of the transfer or the remaining Shareholders within ninety (90) days following the Corporation's actual notice, may exercise an option to purchase all, but not less than all, of the shares so transferred from such third party in the same manner as if set forth in sections 1.3 and 1.4. If a purchase price is paid upon the transfer, the price paid shall be deemed to be the purchase price to be paid by the Corporation or remaining shareholders. If no purchase price is paid, the purchase price shall be determined in accordance with Article VI and shall be paid in the manner described in Article VII.

ARTICLE III. Death of a Shareholder

Section 3.1. Redemption by Corporation. Upon the death of any Shareholder, the Corporation shall purchase, and the estate of the decedent Shareholder shall sell, all of the decedent's shares in the Corporation now owned or hereafter acquired and which were owned by the decedent at the date of his or her death for the purchase price determined in the manner provided in Article VI and upon the terms provided in Article VII.

Section 3.2. Purchase by Surviving Shareholders. To the extent that the Corporation is prevented by law from purchasing all or any portion of the shares owned by the decedent Shareholder or his or her estate, the surviving Shareholders shall purchase all or any portion of such shares from the decedent or the decedent's estate and the latter shall sell them for the purchase price determined in the manner provided in Article VI and upon the terms provided in Article VII.

ARTICLE IV. Disability; Retirement

Section 4.1. Disability; Redemption by Corporation. If any Shareholder shall suffer a permanent disability, that is, the Shareholder's inability, through physical or mental illness to perform the majority of his or her usual duties for a period of 180 days or more, the Corporation may exercise an option to purchase all but not less than all of the shares owned by the disabled Shareholder. Upon exercise of the option, the disabled Shareholder shall be required to sell all of his or her shares to the Corporation. Written notice of exercise of the option shall be provided, if at all, within thirty (30) days following the conclusion of the 180-day period. The purchase price shall be determined in the manner provided in Article IV and upon the terms provided in Article VII.

Section 4.2. Retirement; Redemption by the Corporation. If any shareholder shall retire from employment with the Corporation following the completion of 10 full years of employment with the Corporation, the Corporation shall purchase and the retiring Shareholder shall sell all of the retiring Shareholder's shares in the Corporation now owned or hereafter acquired and which are owned by the Shareholder as of the date of retirement. The purchase price shall be determined in the manner provided in Article VI and upon the terms provided in Article VII. For purposes of this Agreement, the term "retirement" shall mean the complete cessation of employment with the Corporation at any time following the completion of 10 full years of employment by the Shareholder with the Corporation. Any cessation of employment prior to the expiration of 10 years shall be deemed a termination or resignation within the meaning of Article V.

ARTICLE V. Termination

Section 5.1. Voluntary Termination; Resignation. In the event any Shareholder voluntarily terminates his or her employment with the Corporation for any reason whatsoever, other than as provided in Section 4.2, the terminating Shareholder shall sell to the Corporation and the Corporation shall purchase from the Shareholder all of the terminating Shareholder's shares in the Corporation now owned or hereafter acquired and which are owned by the terminating Shareholder as of the date of termination for the purchase price determined in the manner provide in Article VI and upon the terms provided in Article VII.

Section 5.2. Involuntary Termination; Discharge. In the event any Shareholder is discharged from his or her employment with the Corporation for any reason specified in an employment agreement between the Shareholder and the Corporation, the discharged Shareholder shall sell to the Corporation and the Corporation shall purchase from the Shareholder all of the discharged Shareholder's shares in the Corporation now owned or hereafter acquired and which are owned by the discharged Shareholder as of the date of discharge for the purchase price determined in the manner provided in Article VI and upon the terms provided in Article VII.

ARTICLE VI. Purchase Price of Stock

Section 6.1. Article I Transfers. For any purchase consummated under the provisions of Article I, the purchase price for the shares and the manner of purchase shall be governed by the provisions of Article I.

Section 6.2. Article II, Article III, and Article IV Transfers. If the purchase is consummated under the provisions of Article II, III, or IV, the purchase price for the shares shall be determined as follows:

(a) Annual Valuation. For the purpose of determining the price to be paid for shares on or before ____________ the value of each share is $_____. The parties agree that the price represents the fair market value of each share of stock including the goodwill of the Corporation. The Shareholders shall redetermine the value of the Corporation on or before ____________, and thereafter within sixty (60) days following the end of each fiscal year. The value agreed upon shall be endorsed on a Schedule attached to this Agreement and made a part of this Agreement in the following form:

> The undersigned mutually agree on this __________,
>
> that for the purpose of this Stock Purchase Agreement, each share
>
> of stock of the Corporation had a value of $______.

This endorsement shall be signed by each Shareholder and the Corporation. If the Shareholders and the Corporation fail to make a redetermination of value on or before ______________ and thereafter within 12 months immediately preceding the event requiring the sale of the Shareholder's interest, the provisions of subsection (b) shall govern the valuation.

(b) Alternate valuation. If no valuation is made in the manner described above within 12 months prior to an event giving rise to valuation, the per share value of a Shareholder's interest shall be determined by the certified public accountant for the Corporation as of the last day of the calendar month preceding the month of the event giving rise to the sale, and arrived at by the accountant on an accrual basis (whether or not the Corporation is a cash basis taxpayer) in the manner listed below:

> ***The description of how the value of the business will be set has been purposely omitted, since there are so many formulas which could be used. Confer with your business lawyer and accountant to determine what will work best for your corporation.***

Section 6.3. Article V Transfers. If the purchase is consummated under Article V, the purchase price of shares shall be determined as follows:

(a) Voluntary termination. If the purchase is consummated under Section 5.1, the purchase price shall be ____ percent of the purchase price determined under Section 6.2.

(b) Discharge. If the purchase is consummated under Section 5.2, the purchase price shall be the purchase price determined under Section 6.2.

ARTICLE VII. Method of Payment

Section 7.1. Purchase or Sale under sections 1.2, 1.3, or 1.5. In the event of a purchase or sale under these provisions, payment of the purchase price shall be in the manner described in the Written Notice or Written Offer, whichever may apply.

Section 7.2. Other Transfers. In the event of a purchase under Articles II, III, IV or V, the purchase price shall be paid in cash, except that at the option of the purchasing party or parties, 50% of the purchase price may be deferred and 50% paid at the closing. The deferred portion of the purchase price shall be evidenced by the promissory note of each purchasing party made payable to the order of the selling party. The promissory note shall bear interest at the rate of 10% per annum from and after the valuation date full amortized in equal monthly payments including interest over a period not to exceed forty-eight (48) months. The first installment shall be due and payable on the first day of the first month following the closing of the purchase. The note can be prepaid at any time without penalty. The note shall provide that in the event that any payment is not made on the due date, the entire balance of the note shall become immediately due and payable at the option of the holder. If the maker of the note is to be the Corporation, the note shall be unsecured, but it shall be personally guaranteed by all surviving Shareholders. The shares of the guarantors shall be pledged as security for the guarantee. If the maker of the note is a Shareholder(s), the note shall be secured by the Shareholder's pledge to the holder of the note of all of the shares purchased. The promissory note shall provide for payment by the maker of the holder's attorneys fees and costs, if permitted under applicable law, in the event that the holder is required to initiate any legal action or proceeding to enforce the obligations of the maker under the promissory note.

If the Corporation or any other purchasing party is the owner and beneficiary of any insurance on the life of a deceased Shareholder from whose estate the Corporation or or other purchasing party is purchasing shares, an amount equal to the death benefits payable to the beneficiary under the policy or policies shall be paid in cash to the estate of the deceased Shareholder on account of the purchase price of the shares, and only the balance, if any, may be deferred. If the insurance proceeds exceed the purchase price of the shares purchased, the excess shall remain the property of the Corporation or other purchasing party. If the Corporation is prohibited by law from using all or any portion of the proceeds of the insurance policy or policies which it may own on the deceased Shareholder's life, this provision shall apply only to insurance proceeds which the Corporation may, by law, use for such purpose.

ARTICLE VIII. Closing Date and Valuation Date

Section 8.1. Valuation Date. The term "Valuation Date" shall mean the last day of the calendar month preceding the month of any event requiring or giving rise to the sale. In the case of the death of a Shareholder, it shall mean the last day of the calendar month immediately preceding the death of the Shareholder.

Section 8.2. Place of Closing. The closing of the sale and purchase of shares shall take place at the general offices of the Corporation unless otherwise agreed by the parties.

Section 8.3. Closing Date. The term "Closing Date" shall mean the following:

(a) If the sale or transfer is effectuated under sections 1.2, 1.3, or 1.5, the closing date shall be the seventy-fifth (75th) day following the Corporation's receipt of the Written Notice or Written Offer; or

(b) If the sale or transfer is effectuated under Section 2.1, the closing date shall be the ninetieth (90th) day following the Corporation's receipt of actual notice of the involuntary transfer; or

(c) If the sale or transfer shall occur under the provisions of Article III, the closing date shall be the thirtieth (30th) day following the appointment of a personal representative of the deceased Shareholder's estate or within ninety (90) days after the date of death of a decedent Shareholder, whichever shall last occur.

(d) If the sale or transfer shall occur under the provisions of Article IV, the closing date shall be within 30 days following the termination of the 180 day disability period for sales or transfers subject to Section 4.1 and within thirty (30) days following the effective date of retirement for sales or transfers subject to Section 4.2.

(e) If the sale or transfer occur under the provisions of Article V, the closing date shall occur immediately upon the close of business on the effective day of termination or discharge.

Section 8.4. Delivery of Documents. Upon the closing of the sale and purchase, the selling and purchasing parties shall execute and deliver to each other the various instruments and documents which shall be required to carry out their agreements hereunder, including the payment of cash, if any, the execution and delivery of promissory notes, and the assignment and delivery of stock certificates, where applicable. Upon the closing, the selling Shareholder shall deliver to the Corporation his or her resignation and that of any nominees as officers, directors, and employees of the Corporation and any of its subsidiaries, and in the event such resignation(s) is not so delivered, each such Shareholder hereby submits his or her resignation from such position(s), such resignation(s) to be effective as of the closing date on which such Shareholder sells his or her stock in accordance with this Agreement.

Section 8.5. Order of Closing. The order of closing shall be such that the sale and purchase of shares which any surviving or remaining Shareholder is to purchase under this Agreement shall take place immediately prior to the sale and purchase of shares, if any, which the Corporation purchases hereunder.

ARTICLE IX. Endorsement on Stock Certificates

Section 9.1. Form of Endorsement. The shares of the Corporation shall bear the following endorsement:

> Ownership, issuance, and transfer of the shares evidenced by this certificate are specifically restricted by and subject to the provisions of an Agreement executed between the Shareholder whose name appears on the face hereof, the Corporation and the remaining Shareholder(s) of the Corporation. The Agreement provides, in part, for the purchase and sale of the shares of stock evidenced by this certificate and grants certain rights of first refusal and options with regard to the purchase or sale of these shares. By accepting the shares of stock evidenced by this certificate, the holder agrees to be bound by said Agreement, a copy of which is on file in the office of the Corporation at its principal place of business.

ARTICLE X. Termination of Agreement

Section 10.1. Events Causing Termination. This Agreement shall terminate:

(a) Upon the written agreement of the Corporation and all of the Shareholders who then own shares subject to this Agreement; or

(b) Upon the dissolution or bankruptcy of the Corporation; or

(c) Upon acquisition by a single Shareholder of ownership of all the shares of the Corporation which are then subject to this Agreement.

Section 10.2. Disposition of Insurance. In the event of the termination of this Agreement by reason of any of the events set forth in Section 10.1, each Shareholder shall have the right within thirty (30) days after such termination to purchase from the Corporation or from any other Shareholder (including a personal representative of a deceased Shareholder's estate) who owns an insurance policy, or policies on his or her life, such policy or policies, for cash in the amount of the cash surrender value plus the unearned premiums thereon, both amounts to be determined as of the date of termination of the Agreement.

Section 10.3. Death of all Shareholders. This Agreement shall also terminate upon the death of all of the Shareholders of the Corporation within a period of thirty (30) days of one another. If this occurs, the termination shall be effective as of the day before the day of the death of the first Shareholder to die. All shares and any insurance policies owned by the Corporation or any deceased Shareholder's estate shall be owned free of the terms of this Agreement.

ARTICLE XI. Miscellaneous General Provisions

Section 11.1. Delivery of Documents. The Corporation and the Shareholders and the executor, administrator, or personal representative of a deceased Shareholder, shall execute and deliver any and all documents or legal instruments necessary or desirable to carry out the provisions of this Agreement.

Section 11.2. Binding on Certain Nonparties. This Agreement shall be binding upon the Shareholders, their heirs, legal representatives, successors or assigns, and upon the Corporation, its successors and assigns.

Section 11.3. Applicable Law. This Agreement shall be governed by the laws of the state of Oz notwithstanding the fact that one or more of the parties to this Agreement is now or may become a resident or citizen of a different state.

Section 11.4. Amendment. This Agreement may be amended at any time, but only by the written agreement of the Corporation and all of its then Shareholders.

Section 11.5. Testamentary Provisions. The Shareholders agree upon request of any party to this Agreement to insert a provision in their wills, or to execute a codicil thereto, directing and authorizing their executors to fulfill and comply with the provisions hereof and to sell and transfer their shares accordingly.

Section 11.6. Notice. Any notice required or permitted hereunder shall be deemed served if personally delivered or mailed by registered or certified mail postage prepaid, and properly addressed to the respective party to whom such notice relates.

Section 11.7. Headings. The headings provided for each Article and Section hereof are for informational purposes only, and shall be disregarded in construing or interpreting this Agreement.

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed as of the day and year set forth above.

Nigro International Inc. ______________________________

Authorized Officer, John Nigro Jr.,
President

Shareholders: ______________________________

____

____

NIGRO INTERNATIONAL INC.

MARCH 1, 2002

TO : MR. DANNY ESCAMILLA

FROM : JOHN NIGRO JR. PRESIDENT NIGRO INTERNATIONAL INC.
711 "A" STREET
HOLLISTER, CALIFORNIA U.S.A.

SUBJECT : COMPANY OPERATIONS POSITION TO NIGRO INTERNATIONAL INC., STOCK PURCHASE AND STOCK OPTIONS AVAILABILITY.

MR. ESCAMILLA,

YOU HAVE BEEN APPOINTED TO THE POSITION OF ADVERTISING SALES MANAGEMENT AND MANUFACTURING OPERATIONS MANAGEMENT OF NIGRO INTERNATIONAL INC., THE STARTING SALARY WILL BE $80,000.00 TO $110,000.00 YEARLY. THE COMPANY IS PROJECTED TO BEGIN ITS' OFFICIAL START*UP PHASE OF OPERATIONS IN THE YEAR OF 2002 THRU 2003.

YOU HAVE PRESENTLY PURCHASED 1000 SHARES OF COMPANY STOCK FOR $5.00 PER SHARE FOR $5,000.00. YOU WILL BE ABLE TO PURCHASE ADDITIONAL COMPANY STOCK THRU MARCH 1, 2004 FOR $5.00 PER SHARE. YOU WILL BE ABLE TO PURCHASE ALL ADDITIONAL STOCK FOR $10.00 PER SHARE (THE PRESENT PAR VALUE) FOR THE LIFE OF THE COMPANY.

APPROVED BY:

JOHN NIGRO JR. PRESIDENT

NIGRO INTERNATIONAL INC.

APRIL 20, 2002

TO : MR. NORBERT DEVARGAS

FROM : JOHN NIGRO JR. PRESIDENT NIGRO INTERNATIONAL INC.
711 "A" STREET
HOLLISTER, CALIFORNIA U.S.A.

SUBJECT : COMPANY OPERATIONS POSITION TO NIGRO INTERNATIONAL INC., STOCK PURCHASE AND STOCK OPTIONS AVAILABILITY.

MR. DEVARGAS,

YOU HAVE BEEN APPOINTED TO THE POSITION OF : MANUFACTURING PRODUCTION SUPERVISOR OF SHIFT NUMBER 1 OF NIGRO INTERNATIONAL INC., THE STARTING SALARY WILL BE: $65,000.00 YEARLY. THE COMPANY IS PROJECTED TO BEGIN ITS' OFFICIAL START*UP PHASE OF OPERATIONS IN THE YEAR OF 2002 THRU 2003.

YOU HAVE PRESENTLY PURCHASED 600 SHARES OF COMPANY STOCK FOR $10.00 PER SHARE FOR $6,000.00. YOU WILL BE ABLE TO PURCHASE ALL ADDITIONAL STOCK FOR $10.00 PER SHARE (THE PRESENT PAR VALUE) FOR THE LIFE OF THE COMPANY.

APPROVED BY:

JOHN NIGRO JR.
PRESIDENT

NIGRO INTERNATIONAL INC.

MAY 2, 2002

TO : MR. CARLOS ESCAMILLA

FROM : JOHN NIGRO JR. PRESIDENT NIGRO INTERNATIONAL INC.
711 "A" STREET
HOLLISTER, CALIFORNIA U.S.A.

SUBJECT : COMPANY OPERATIONS POSITION TO NIGRO INTERNATIONAL INC., STOCK PURCHASE AND STOCK OPTIONS AVAILABILITY.

MR. ESCAMILLA,

YOU HAVE BEEN APPOINTED TO THE POSITION OF : MANUFACTURING PRODUCTION SUPERVISOR OF SHIFT NUMBER 2 OF NIGRO INTERNATIONAL INC., THE STARTING SALARY WILL BE: $65,000.00 YEARLY. THE COMPANY IS PROJECTED TO BEGIN ITS' OFFICIAL START*UP PHASE OF OPERATIONS IN THE YEAR OF 2002 THRU 2003.

YOU HAVE PRESENTLY PURCHASED 200 SHARES OF COMPANY STOCK FOR $10.00 PER SHARE FOR $2,000.00. YOU WILL BE ABLE TO PURCHASE ALL ADDITIONAL STOCK FOR $10.00 PER SHARE (THE PRESENT PAR VALUE) FOR THE LIFE OF THE COMPANY ASLONG AS YOU ARE AN EMPLOYEE.

APPROVED BY:

JOHN NIGRO JR.
PRESIDENT

NIGRO INTERNATIONAL INC.

MAY 25, 2002

TO : MR. DANIEL DESHAZER

FROM : JOHN NIGRO JR. PRESIDENT NIGRO INTERNATIONAL INC.
711 "A" STREET
HOLLISTER, CALIFORNIA U.S.A.

SUBJECT : COMPANY OPERATIONS POSITION TO NIGRO INTERNATIONAL INC., STOCK PURCHASE AND STOCK OPTIONS AVAILABILITY.

MR. DESHAZER,

YOU HAVE BEEN APPOINTED TO THE POSITION OF : MANUFACTURING PRODUCTION SUPERVISOR OF SHIFT NUMBER 3 OF NIGRO INTERNATIONAL INC., THE STARTING SALARY WILL BE $65,000.00 YEARLY. THE COMPANY IS PROJECTED TO BEGIN ITS' OFFICIAL START*UP PHASE OF OPERATIONS IN THE YEAR OF 2002 THRU 2003.

YOU HAVE PRESENTLY PURCHASED 50 SHARES OF COMPANY STOCK FOR $10.00 PER SHARE FOR $500.00. YOU WILL BE ABLE TO PURCHASE ALL ADDITIONAL STOCK FOR $10.00 PER SHARE (THE PRESENT PAR VALUE) FOR THE LIFE OF THE COMPANY AS LONG AS YOU ARE AN EMPLOYEE.

APPROVED BY:

JOHN NIGRO JR.
PRESIDENT

Patent Explanation

Item 2. (7) The Company will be applying for its International Patents that are necessary through the International Patent under the World Intellectual Property Organization (PCT)

Opinion Legality

Item 2. (11) All legalities of the offering are legal to be sold. All securities are legal and fully paid and non-assesable. Securities are not debt securities.

NIGRO INTERNATIONAL INC.

THE COMPANY BACKGROUND SUMMARY

NIGRO INTERNATIONAL INC
711 "A" Street
Hollister, CA 95023
U.S.A.
Phone Number (831) 636-3205
Fax Number (831) 636-8521
E-Mail: nigroinc@hollinet.com

CORPORATE OFFICERS

John Nigro Jr., President/Treasurer
Yulie T. Nigro, Secretary

The Company of Nigro International Inc. is a Start-up Manufacturing Service Company. The Product that will be produced will be: The Efficient Grocery Shoppers Assistant Educational System. T.E.G.S.A. is a original invention created and developed by the Company Founder and President John Nigro Jr. The Company has been Incorporated since August 27, 1997 in the state of California, U.S.A. The first issuance of authorized capital stock is 100,000,000 shares with a present par value of $10.00 per share. There is presently been issued 52,500,000 shares. The Company is presently totally Privately Held.

The Companys' main purpose is to Develop into a International Operation to help people become Healthier and Better Educated, offer a new type of Advertising Service for Small and Large Business Concerns, to produce a High Quality Product, to set a Good Example of Business Operations and Ethics, and to always make a Fair Profit.

The Companys' Start-up strategy for its' operations is to stay focused on working out all the problems before going on the International Market: Expand Carefully and Cautiously.

The Company is preparing to file its' First Public Offering for Securities under Regulation A with the Securities and Exchange Commission as well as preparing to file for the International Patent for T.E.G.S.A. Educational System with the World Intellectual Property Organization under the Patent Cooperation Treaty (PCT).

NUMBER

SHARES



INCORPORATED UNDER THE LAWS OF THE STATE OF CALIFORNIA

NIGRO INTERNATIONAL INC.

AUTHORIZED CAPITAL STOCK 100,000,000 COMMON SHARES WITH A PAR VALUE OF $10.00 PER SHARE

This Certifies that ____________________ *is the owner of* ____________________ *fully paid and non-assessable Shares of the Capital Stock of the above named Corporation transferable only on the books of the Corporation by the holder hereof in person or by duly authorized Attorney upon surrender of this Certificate properly endorsed.*

In Witness Whereof, *the said Corporation has caused this Certificate to be signed by its duly authorized officers and its Corporate Seal to be hereunto affixed this* __________ *day of* __________ *A.D. 19*___

TREASURER　SECRETARY　　　　PRESIDENT

NIGRO INTERNATIONAL INC.

THE PRODUCT

The Product is: The **E**fficient **G**rocery **S**hoppers **A**ssistant **E**ducational System (T.E.G.S.A.)

The invention was created and developed by the Company Founder, John Nigro Jr. The original intent of the invention was to assist people in becoming better Educated and more Efficient when they go to the Food Store Supermarket to do their Weekly Grocery Shopping.

The New Educational System has a new method of **"Advertising"** intergrated within it. It can now pay for itself because of the potential Advertising Revenues, and make a profit as it helps the people become better Educated and more Efficient.

The New Educational System is presently in the process of filing for its "International Patent" under the Patent Cooperation Treaty (PCT).

T.E.G.S.A. will be made of a special designed steel enclosed unit with a simple heavy duty shock resistant calculator mounted on it with a space to its' side for a Grocery List. The unit will be attached to the handle of "Shopping Carts" with a special bracket to properly position it. The face of the unit will be totally covered by a retractable roll rop cover to totally weatherproof the unit when outside of the Supermarket.

The Advertising Space on the Grocery List Sheets will be the Companys' means of Revenue.

The Kitchen Countertop Holder will keep the Grocery List Sheets always exposed and Lit-up at night on the Kitchen Countertop. The Grocery List Sheet will have Continual Exposure in the Family Kitchen.

The Grocery List Sheet pads for the Customers, will be automatically dispensed from a special designed unit that will attach to the end of the Checkout Stand.

All Service and Maintenance of all parts of T.E.G.S.A. will be the sole reponsibility of Nigro International Inc.

ENDORSED
FILED
In the office of the Secretary of State
of the State of California

AUG 27 1997

BILL JONES, Secretary of State

ARTICLES OF INCORPORATION
OF
NIGRO INTERNATIONAL INC.

I

The name of this corporation is:

NIGRO INTERNATIONAL INC.

II

The purpose of this corporation is to engage in any lawful act or activity for which a corporation may be organized under the General Corporation Law of California other than the banking business, the trust company business or the practice of a profession permitted to be incorporated by the California Corporations Code.

III

The name in the State of California of this corporation's initial agent for service of process is: John Nigro Jr., 711 A Street, Hollister, CA 95023.

IV

This corporation is authorized to issue only one class of stock; and the total number of shares which this corporation is authorized to issue is: 100,000,000 At 10.00 Par Value

Dated: August 27, 1997

Misty-Dawn Riley

Misty-Dawn Riley, Incorporator

State of California

SECRETARY OF STATE

CERTIFICATE OF STATUS
DOMESTIC CORPORATION

I, BILL JONES, Secretary of State of the State of California, hereby certify:

That on the **27th day of August, 1997, NIGRO INTERNATIONAL INC.** became incorporated under the laws of the State of California by filing its Articles of Incorporation in this office; and

That no record exists in this office of a certificate of dissolution of said corporation nor of a court order declaring dissolution thereof, nor of a merger or consolidation which terminated its existence; and

That said corporation's corporate powers, rights and privileges are not suspended on the records of this office; and

That according to the records of this office, the said corporation is authorized to exercise all its corporate powers, rights and privileges and is in good legal standing in the State of California; and

That no information is available in this office on the financial condition, business activity or practices of this corporation.


THE GREAT SEAL OF THE STATE OF CALIFORNIA
EUREKA

IN WITNESS WHEREOF, I execute this certificate and affix the Great Seal of the State of California this day of May 13, 2002.

BILL JONES
Secretary of State

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NP-24 A (Rev. 1-96)

OSP 99 21639